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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                   FORM 10/A
                                AMENDMENT NO. 2
                  GENERAL FORM FOR REGISTRATION OF SECURITIES
                     PURSUANT TO SECTION 12(B) OR 12(G) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                          MERRY LAND PROPERTIES, INC.
             (Exact Name of Registrant as Specified in its Charter)

                   GEORGIA                                        APPLIED FOR
       (State or other jurisdiction of                         (I.R.S. Employer
       incorporation or organization)                       Identification Number)

              624 ELLIS STREET                                       30901
              AUGUSTA, GEORGIA
                                                                  (Zip Code)
  (Address of Principal Executive Offices)

Registrant's telephone number, including area code (706) 722-6756

Securities to be registered pursuant to Section 12(b) of the Act:

             TITLE OF EACH CLASS                        NAME OF EACH EXCHANGE ON WHICH
             TO BE SO REGISTERED                        EACH CLASS IS TO BE REGISTERED
             -------------------                        ------------------------------
                    None                                             None

Securities to be registered pursuant to Section 12(g) of the Act:

                     COMMON STOCK $.01 PAR VALUE PER SHARE

                                (Title of Class)

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                          MERRY LAND PROPERTIES, INC.

     Note: Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (each, Application of Safe Harbor for Forward-Looking Statements), do not apply to this Registration Statement on Form 10. Certain capitalized terms used herein are defined in the Glossary beginning on page 41.

1. BUSINESS

BACKGROUND; FORMATION OF MRYP NEWCO

     Merry Land Properties, Inc., a Georgia corporation ("MRYP Newco"), was formed in connection with a merger transaction (the "Merger") whereby the multifamily property business of Merry Land & Investment Company, Inc., a Georgia corporation ("Merry Land"), is being acquired by Equity Residential Properties Trust, a Maryland real estate investment trust ("EQR"). Prior to the Merger, Merry Land is contributing certain of its assets, including five apartment properties, four apartment development sites, five commercial properties, six commercial sites and 4,816 acres of undeveloped land (collectively the "MRYP Newco Properties") to MRYP Newco. The contribution of the MRYP Newco Properties and related liabilities to MRYP Newco (the "Contribution") is being made pursuant to an Asset Exchange Agreement between Merry Land and MRYP Newco (the "Asset Exchange Agreement") in exchange for the issuance to Merry Land of approximately 2.1 million shares of common stock, no par value, of MRYP Newco ("MRYP Newco Common"), the issuance to Merry Land of 5,000 shares of preferred stock, Series "A", of MRYP Newco ("MRYP Newco Preferred") and the execution of, and incurrence of approximately $18.3 million and $20.0 million of indebtedness, respectively, under, the Senior Term Loan Agreement between Merry Land and MRYP Newco (the "Senior Debt Agreement") and the Senior Subordinated Term Loan Agreement between Merry Land and MRYP Newco (the "Subordinated Debt Agreement"). The MRYP Newco Common is being distributed to the holders of shares of common stock, no par value, of Merry Land ("Merry Land Common") prior to the consummation of the Merger. EQR's operating partnership, ERP Operating Limited Partnership, an Illinois limited partnership ("ERP Operating Partnership"), has agreed to purchase the 5,000 shares of MRYP Newco Preferred and by virtue of the Merger is becoming the lender under the Senior Debt Agreement and the Subordinated Debt Agreement.

MRYP NEWCO RISK FACTORS

     Ownership of MRYP Newco Common involves various risks described below. In addition, certain statements contained in this Registration Statement constitute "forward looking statements" which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements to be materially different from any future results expressed or implied by such forward looking statements, including the risks, uncertainties and other factors described below.

  No Prior Public Market for MRYP Newco Common

     Prior to the Contribution and the distribution by Merry Land, prior to the Merger, to holders of Merry Land Common, on a pro rata basis, all of Merry Land's MRYP Newco Common (the "Distribution" and together with certain related financial and business arrangements, the "Spin-Off"), there has been no public market for MRYP Newco Common. An application has been made to have the MRYP Newco Common listed on Nasdaq. There can be no assurance that MRYP Newco will obtain approval for listing such shares. There can also be no assurance that an active trading market for the MRYP Newco Common will develop, or if such market does develop, that it will be sustained. See "-- Nasdaq Maintenance Requirements," "-- Possible Delisting of MRYP Newco Common from Nasdaq;" and "-- Penny Stock Regulations."

  No Assurance of Value of MRYP Newco

     The market price of the MRYP Newco Common may fluctuate substantially due to a variety of factors, including quarterly fluctuations in results of operations, changes in earnings estimates by securities analysts, changes in accounting principles, sales of MRYP Newco Common by existing holders, negative publicity, loss of key personnel, lack of sustained volume of trading activity, and other factors. In addition, broad market fluctuations and general economic and political conditions may adversely affect the market price of the MRYP Newco Common regardless of MRYP Newco's performance. There can be no assurance as to the value of MRYP Newco Common in the secondary market. Immediately upon consummation of the Spin-Off, there will be no shares of MRYP Newco Common subject to outstanding warrants or options to purchase such common shares, except for the 268,818 restricted shares to be issued pursuant to the MRYP Newco 1998 Management Incentive Plan, there will be no restricted shares subject to sale pursuant to Rule 144 under the Securities Act of 1933, as amended (the "Securities Act") or as to which MRYP Newco has agreed to register under the Act, and there will be no shares of MRYP Newco Common that are being, or are being publicly proposed to be, offered for sale by the registrant.

  Lack of Operating History as Separate Entity; Limited Relevance of Historical Financial Information

     Upon consummation of the Spin-Off, MRYP Newco will own and operate the MRYP Newco Properties. MRYP Newco does not have an operating history as a separate company, and management has historically been able to rely on the earnings, assets and cash flow of Merry Land in managing the MRYP Newco Properties. MRYP Newco will be a substantially smaller company than Merry Land was prior to consummation of the Spin-Off, with fewer financial resources. The Spin-Off may result in some temporary dislocation and inefficiencies with respect to the business operations, as well as the organization and personnel structure of MRYP Newco. In addition, MRYP Newco has not operated as an independent public company and, following consummation of the Spin-Off, MRYP Newco will incur costs and expenses associated with the management of a public company. As a result of the foregoing, historical and pro forma results for MRYP Newco contained elsewhere in this Registration Statement may not be indicative of its results for future periods. MRYP Newco is receiving a one-time transition fee of $2.4 million to be paid by EQR and it is not expected that MRYP Newco will generate similar fees in the future. Except as provided in the Asset Exchange Agreement, the Development Agreement to be entered into between ERP Operating Partnership and MRYP Newco (the "Development Agreement"), the Joint Venture Agreement to be entered into between MRYP Newco and ERP Operating Partnership (the "Joint Venture Agreement"), the Senior Debt Agreement, the Subordinated Debt Agreement and the Office Lease Agreement to be entered into between MRYP Newco and ERP Operating Partnership (the"Office Lease Agreement"), neither Merry Land nor EQR is required or intends to provide assistance or services to MRYP Newco after the consummation of the Spin-Off. See "Certain Relationships -- Certain Agreements between ERP Operating Partnership and MRYP Newco."

  Substantial Indebtedness and Preferred Stock Obligations May Affect Business and Liquidity

     Upon consummation of the Spin-Off and after giving effect to the indebtedness to become outstanding under the term loan between Merry Land and MRYP Newco (the "Term Loan") and the subordinated note between Merry Land and MRYP Newco (the "Subordinated Note"), MRYP Newco will have substantial indebtedness and debt service obligations. In addition, under the terms of the MRYP Newco Preferred, MRYP Newco will be required to pay quarterly dividends at an annual rate of $400,000 for the first five years (and a greater amount thereafter) to holders of the MRYP Newco Preferred. On a pro forma basis, MRYP Newco's total indebtedness of approximately $38.3 million would represent approximately 75% of its total capitalization as of June 30, 1998, and its total indebtedness plus $5 million in liquidation value of the MRYP Newco Preferred would represent approximately 85% of its total capitalization as of June 30, 1998. Subject to restrictions in its debt and preferred stock instruments, MRYP Newco may incur additional indebtedness from time to time.

     MRYP Newco's ability to make required payments under the Term Loan and Subordinated Note and any other debt instruments and required distributions and redemption payments to its shareholders, including the MRYP Newco Preferred shareholders, will be dependent on MRYP Newco's ability to generate sufficient cash from operations or to obtain alternative funding sources. MRYP Newco's future operating performance and ability to make planned expenditures will be subject to future economic conditions and to other financial and business factors, many of which are beyond its control. There can be no assurance that MRYP Newco will

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be able to generate funds and to obtain alternative funding sources in a manner sufficient to meet its debt repayment obligations or required distributions or redemption payments.

     The degree to which MRYP Newco is leveraged could have important consequences to holders of MRYP Newco Common, including the following: (i) MRYP Newco's ability to obtain additional financing in the future for working capital, property acquisitions, capital expenditures, debt service requirements, general corporate or other purposes may be materially limited or impaired; (ii) a substantial portion of MRYP Newco's cash flow from operations is expected to be required to be dedicated to the payment of principal and interest on indebtedness and payments in respect of the MRYP Newco Preferred, thereby reducing the funds available to MRYP Newco for other purposes, including operations and future business opportunities; (iii) MRYP Newco's debt and preferred stock instruments impose significant financial and operating restrictions on MRYP Newco and its subsidiaries which, if violated, could permit MRYP Newco's creditors to accelerate payments under the debt instruments or require redemption of the MRYP Newco Preferred; (iv) MRYP Newco's flexibility to adjust to changing market conditions and to withstand competitive pressures could be limited by its leveraged position and the covenants contained in its debt and preferred stock instruments, thus putting MRYP Newco at a competitive disadvantage; (v) borrowings under certain of MRYP Newco's debt instruments are at variable rates of interest, exposing MRYP Newco to the risk of increased interest rates; and (vi) MRYP Newco's ability to make distributions to common shareholders will be limited.

     In the event that MRYP Newco is unable to generate sufficient cash flow and MRYP Newco is otherwise unable to obtain funds necessary to meet required payments of principal, premium, if any, and interest on its indebtedness (including the Term Loan or Subordinated Note), or if MRYP Newco otherwise fails to comply with the various covenants in the instruments governing such indebtedness, MRYP Newco could be in default under the terms of such indebtedness. In the event of such default, the holders of such indebtedness could elect to declare all the funds borrowed thereunder to be due and payable together with accrued and unpaid interest, the lenders under MRYP Newco's debt instruments could elect to terminate their commitments thereunder and MRYP Newco could be forced into bankruptcy or liquidation. In the event that MRYP Newco is unable to generate sufficient cash flow to meet the required payments of the MRYP Newco Preferred for two quarterly dividend periods, the holders of the MRYP Newco Preferred will have the right to (i) elect enough directors to constitute a majority of the board of directors of MRYP Newco (the "MRYP Newco Board of Directors") and (ii) cause MRYP Newco to redeem the MRYP Newco Preferred.

     The Term Loan will mature on the first anniversary of the consummation of the Merger (the "Effective Time"). MRYP Newco will not generate sufficient cash flow from operations to cover repayment of the Term Loan when it matures, and MRYP Newco will be required to seek to refinance the Term Loan. MRYP Newco's ability to refinance the Term Loan or to obtain additional financing will depend on MRYP Newco's operating performance, as well as prevailing economic and market conditions, levels of interest rates, refinancing costs and other factors, many of which are beyond MRYP Newco's control. There can be no assurance that MRYP Newco will be able to refinance the Term Loan on terms acceptable to MRYP Newco, if at all, or to obtain additional financing in a timely manner or that the proceeds therefrom will be sufficient to effect such refinancing. Any failure by MRYP Newco to repay the Term Loan when due would have a material adverse effect on MRYP Newco.

     The Subordinated Note requires quarterly payments of interest totaling $1.6 million each year during the first five years following the Effective Time. In each of years six through 15, the interest payments will increase as scheduled pursuant to the Subordinated Note. The Subordinated Note will mature on the fifteenth anniversary of the Effective Time. If any sale of multifamily real property assets results in MRYP Newco having sold assets in aggregate of more than 30% of the gross asset value of the multifamily real property assets of MRYP Newco, MRYP Newco may be required to use the net proceeds from such asset sale to repay the Subordinated Note.

  Lack of Working Capital May Inhibit Ability to Execute Business Plan

     MRYP Newco will be primarily dependent on cash flow from operations to operate its business. In order to implement its business plan, MRYP Newco will be required to make improvements to several of its
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properties and develop apartments on certain sites. MRYP Newco does not anticipate that it will be able to implement its business plan without obtaining additional financing. MRYP Newco's debt and preferred stock instruments, including the Term Loan, the Subordinated Note and the MRYP Newco Preferred, restrict MRYP Newco's ability to incur additional indebtedness and may prevent MRYP Newco from completing planned expenditures with respect to the MRYP Newco Properties. There is no assurance that MRYP Newco will have working capital or adequate financing in the foreseeable future to execute its business plan. The failure by MRYP Newco to obtain adequate working capital or other financing may have a material adverse effect on MRYP Newco's business, financial condition and results of operations.

  No Distributions to Shareholders in the Foreseeable Future

     Unlike Merry Land, MRYP Newco is organized as a C corporation and not as a real estate investment trust ("REIT"). MRYP Newco does not anticipate paying distributions to shareholders for the foreseeable future. It is the present intention of MRYP Newco to retain all earnings, if any, in order to fund capital expenditures in accordance with its business plan and generally to support its ongoing businesses and make payments on its outstanding indebtedness and preferred stock. Any determination in the future to pay distributions will be dependent upon MRYP Newco's results of operations, financial condition, contractual restrictions and other factors deemed relevant at that time by the MRYP Newco Board of Directors. MRYP Newco's substantial indebtedness, debt service and preferred stock obligations will further restrict its ability to make distributions to its common shareholders. See "Financial
Information -- Management's Discussion and Analysis of Financial Condition and Results of Operations of MRYP Newco -- Liquidity and Capital Resources."

  Possible Inability to Implement Business Strategy

     The initial assets of MRYP Newco consist of several types of properties including property held for future development, commercial properties, apartment communities and clay deposit property. As part of its business plan, MRYP Newco may dispose of its commercial properties, develop apartment communities on undeveloped land and rehabilitate existing apartment buildings. In addition, MRYP Newco intends to manage development and other communities for EQR. See "-- Business Objectives and Operating Strategies." This business strategy, if implemented, entails numerous risks, including the risk that MRYP Newco will be unable to obtain financing necessary to implement the strategy, that development or rehabilitation costs will exceed estimates and that lease up rates, rental rates and occupancy will not meet expectations. The occurrence of any of the foregoing could have a material adverse effect on MRYP Newco's results of operations and financial condition. In addition, there can be no assurance that MRYP Newco will be able to acquire additional properties on terms and conditions that would be favorable to MRYP Newco or suitable to implement its business strategy or that MRYP Newco will be able to obtain additional management agreements or renewals of existing agreements on favorable terms.

  Significant Impact of Regional Trends Due to Lack of Geographic Diversity

     MRYP Newco's revenues and the value of its properties may be affected by a number of factors, including the local economic climate (which may be adversely impacted by business layoffs, industry slowdowns, changing demographics and other factors) and local real estate conditions (such as oversupply of or reduced demand for commercial and residential properties). The MRYP Newco Properties are all located in Georgia and South Carolina (except one unimproved parcel in Nashville, Tennessee and two unimproved parcels in Florida), and as a result, the operating results of MRYP Newco will be significantly dependent on the economic conditions in Georgia, particularly in Augusta and Savannah, and Charleston, South Carolina. Regional seasonal trends may also have a more significant impact on MRYP Newco than they had on Merry Land, since Merry Land's portfolio was much more geographically diverse.

  Plans to Raise Additional Capital through Equity Financings May Not Be Successful

     In order to obtain financing necessary to execute its business plan, MRYP Newco plans to raise additional equity capital through the public or private equity markets. Such financing may be obtained
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through the sale of common or preferred equity. There can be no assurance that
MRYP Newco will be successful in obtaining any such financing or that the terms of such financing, including the price at which equity securities are issued and any resulting dilution to existing investors, will be favorable to MRYP Newco and the holders of MRYP Newco Common. The failure by MRYP Newco to obtain additional equity financing on favorable terms may have a material adverse effect on MRYP Newco's business, financial condition and results of operations.

  Conflicts of Interest of Common Directors

     Upon consummation of the Spin-Off, Boone A. Knox and Michael N. Thompson will serve as trustees of EQR and directors of MRYP Newco. Mr. Thompson will also serve as President of MRYP Newco. Messrs. Knox and Thompson may face certain conflicts of interest as a result of their position as trustees of EQR and directors of MRYP Newco. In their positions as trustees of EQR, Messrs. Knox and Thompson could be asked to approve or otherwise deal with matters relating to EQR's ongoing investment in and relationship with MRYP Newco. Furthermore, in their capacity as trustees of EQR, Messrs. Knox and Thompson could be asked to consider and approve apartment acquisitions or development projects which could be viewed as competitive with MRYP Newco and its properties. Although not obligated to do so, Messrs. Knox and Thompson have indicated that they intend to recuse themselves from the vote at EQR with respect to any such matter as to which they may have a conflict of interest.

  Inability to Comply with Nasdaq Maintenance Requirements

     An application has been made to have the MRYP Newco Common listed on Nasdaq, and MRYP Newco intends to list such shares on Nasdaq. Nasdaq requires that listed companies comply with certain maintenance requirements. If MRYP Newco is unable to satisfy Nasdaq's maintenance criteria in the future, the MRYP Newco Common would be subject to delisting. In such an event, trading in the MRYP Newco Common would be conducted in the over-the-counter market on an electronic bulletin board established for securities that do not meet the listing requirements for Nasdaq, or in what are commonly referred to as the "pink sheets." As a result, a holder of MRYP Newco Common could find it more difficult to dispose of, or to obtain accurate quotations of the price of, the MRYP Newco Common. Such a delisting could have an adverse effect on the market price and overall marketability of MRYP Newco Common. See "-- Penny Stock Regulation."

  Penny Stock Regulations

     If the MRYP Newco Common is not listed on Nasdaq and has a market price of less than $5.00 per share, it may be classified as a "penny stock." Commission regulations define a "penny stock" to be any non-Nasdaq equity security that has a market price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require delivery, prior to any transaction in a penny stock, of a disclosure schedule prepared by the Securities and Exchange Commission ("SEC") relating to the penny stock market. Disclosure is also required to be made about commissions payable to both the broker-dealer and the registered representative and to provide current quotations for the securities. Finally, monthly statements are required to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

     The foregoing required penny stock restrictions will not apply to MRYP Newco Common if such securities are quoted in Nasdaq and have certain price and volume information provided on a current and continuing basis or meet certain minimum net tangible assets or average revenue criteria. There can be no assurance that MRYP Newco Common will qualify for exemption from these restrictions. In any event, even if shares of MRYP Newco Common were exempt from such restrictions, they would remain subject to Section 15(b)(6) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which gives the SEC the authority to prohibit any person that is engaged in unlawful conduct while participating in a distribution of a penny stock from associating with a broker-dealer or participating in a distribution of a penny stock, if the SEC finds that such a restriction would be in the public interest. If the MRYP Newco Common

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were subject to the rules on penny stocks, the market liquidity for the MRYP
Newco Common could be severely adversely affected.

  Property Performance May Adversely Affect Ability to Meet Obligations

     If the MRYP Newco Properties do not generate revenue sufficient to meet operating expenses, including debt service and repayment and capital expenditures, the financial condition and results of operations of MRYP Newco may be adversely affected. Specifically, MRYP Newco may have to borrow additional amounts to cover fixed costs and MRYP Newco's cash flow and ability to make distributions to stockholders would be adversely affected. The revenues generated by the MRYP Newco Properties and the value of the properties may be adversely affected by a number of factors, including the national and local economic environments, local real estate conditions, the perceptions by prospective tenants of the safety, convenience and attractiveness of MRYP Newco Properties, the ability of MRYP Newco to provide adequate management, maintenance and insurance, the occurrence of energy and supply shortages, the ability to collect on a timely basis all rent from tenants, the expense of periodically renovating, repairing and reletting spaces, and increasing operating costs (including real estate taxes, utilities and interest rates on MRYP Newco's outstanding debt). Certain significant expenditures associated with investments in real estate (such as real estate taxes, insurance and maintenance costs) are generally not reduced when circumstances cause a reduction in rental revenues from the investment. If any of the MRYP Newco Properties are mortgaged to secure the payment of indebtedness and if MRYP Newco is unable to meet its mortgage obligations, a loss could be sustained as a result of foreclosure on the property or the exercise of other remedies by the mortgagee. In addition, real estate values and income from properties are also affected by such factors as compliance with laws, including tax laws, interest rate levels and the availability of financing.

  No Independent Appraisals of MRYP Newco Properties

     No independent valuations or appraisals were obtained for the MRYP Newco Properties. The valuation of the MRYP Newco Properties has been determined through arms-length negotiations. In valuing the MRYP Newco Properties, certain assumptions were made concerning the estimate of revenues to be derived from the properties and real estate values. Accordingly, there can be no assurance that the consideration given by MRYP Newco will not exceed the fair market value of the MRYP Newco Properties.

  Competition Within MRYP Newco's Real Estate Markets

     Numerous owners and developers of office properties, multi-family residential properties and undeveloped real estate tracts compete with MRYP Newco. Some of these competing parties own and/or operate newer, better located properties or are better capitalized than MRYP Newco. Many other real estate developers have access to greater financial resources than MRYP Newco. The number of competitive commercial and residential properties in a particular area could have a material adverse effect on MRYP Newco's ability to lease space in the MRYP Newco Properties or at newly developed or acquired properties and on the rents charged.

  Construction and Development Activities May be Unsuccessful

     MRYP Newco intends to continue development and construction of residential properties. See "Properties." Risks associated with MRYP Newco's development and construction activities may include: abandonment of development opportunities; construction costs of a property exceeding original estimates, possibly making the property uneconomical; occupancy rates and rents at a newly completed property may not be sufficient to make the property profitable; financing may not be available on favorable terms for development of a property; and construction and lease up may not be completed on schedule, resulting in increased debt service expense and construction costs. In addition, new development activities, regardless of whether they are successful, typically require a substantial portion of management's time and attention. Development activities also are subject to the risks relating to the inability to obtain, or delays in obtaining, all necessary zoning, land-use, building, occupancy and other required governmental permits and authorizations.

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  Shareholders' Ability to Change Control of MRYP Newco May be Limited

     Staggered Board. The MRYP Newco Board of Directors will be divided into three classes of directors. The terms of the classes will expire in 1999, 2000 and 2001, respectively. As the term of each class expires, directors for that class will be elected for a three-year term and the directors in the other two classes will continue in office. The staggered terms for directors may impede the shareholders' ability to change control of MRYP Newco even if a change in control were in the shareholders' interest.

     Preferred Shares. The MRYP Newco articles of incorporation (the "MRYP Newco Articles") will authorize the MRYP Newco Board of Directors to issue up to 2,000,000 preferred shares of MRYP Newco and to establish the preferences and rights (including the right to vote and the right to convert into MRYP Newco Common) of any preferred shares of MRYP Newco issued. The power to issue preferred shares of MRYP Newco could have the effect of delaying or preventing a change in control of MRYP Newco even if a change in control were in the shareholders' interest.

     Supermajority Vote to Approve Merger. The MRYP Newco Articles will provide that the affirmative vote of at least a majority of all of the votes entitled to be cast on the matter and at least two-thirds of the votes cast are required to approve a merger, consolidation, sale of substantially all of the assets, liquidation, or "Business Combination" as defined in the Georgia Business Corporation Code (the "GBCC").

     Georgia Business Combination Law. The GBCC includes a business combination statute which is designed to deter hostile takeovers by protecting minority shareholders in the second stage of freeze-out mergers. Under the GBCC, certain business combinations with "interested shareholders" are prohibited for five years from the time that a person becomes an interested shareholder unless (i) the combination was approved before the person became an interested shareholder,
(ii) the shareholder became an interested shareholder in a transaction in which the person became the beneficial owner of at least 90% of the voting stock of the corporation outstanding at the time or (iii) subsequent to becoming an interested shareholder, such shareholder acquired additional shares resulting in the interested shareholder being the beneficial owner of at least 90% of the outstanding voting stock of the corporation. In addition, the GBCC requires special procedures for approval by the board of directors of a business combination unless, among other conditions, the Georgia corporation's common shareholders receive a minimum price (as defined in the GBCC) for their shares and the consideration is received in cash or in the same form as previously paid by the interested shareholder for its shares.

     The Bylaws of MRYP Newco (the "MRYP Newco Bylaws") provide that these GBCC provisions apply to business combinations with interested shareholders with respect to MRYP Newco.

  Certain Types of Losses Uninsurable

     MRYP Newco will carry comprehensive liability, fire and extended coverage insurance with respect to all of the properties that it owns, with policy specifications, insured limits and deductibles customarily carried for similar properties. There are, however, certain types of losses (such as losses arising from acts of war or compliance with environmental laws and regulations) that are not generally insured because they are either uninsurable or because the cost of the insurance is considered by MRYP Newco to be prohibitive in light of the coverage provided. Should an uninsured loss or a loss in excess of insured limits occur, MRYP Newco could lose its capital invested in a property, as well as the anticipated future revenue from such property. Any such loss would adversely affect the financial condition and results of operations of MRYP Newco.

  Potential Environmental Liability Related to MRYP Newco Properties

     General. Under various federal, state and local environmental laws, ordinances and regulations, a current or previous owner or operator of real estate may be required to investigate and clean up hazardous or toxic substances or petroleum product releases at such property and may be held liable to a governmental entity or to third parties for property damage and for investigation and clean-up costs incurred by such parties in connection with the contamination. These laws often impose liability without regard to whether the owner or operator knew of, or caused, the release of such hazardous or toxic substances. The cost of any required remediation and the owner's liability therefor as to any property is generally not limited under such
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enactments and could exceed the value of the property or the aggregate assets of the owner. The presence of environmentally hazardous substances, or the failure to properly remediate such substances may adversely affect the owner's ability to sell or rent such property or to borrow using such property as collateral.
The MRYP Newco Properties include two former landfills. There can be no assurance that MRYP Newco will not have material liabilities with respect to these sites.

     Landfill Sites. Portions of MRYP Newco's land holdings in Richmond County, Georgia were used by Richmond County for two municipal landfills during the late 1960's and early 1970's. One site is comprised of 71 acres and the other, the "New Savannah Road Landfill", 96 acres. Both landfills were closed in the mid-1970's and have been held by Merry Land and its predecessors as unimproved land since that time. Although the sites were used primarily as municipal landfills, there have been some reports that some industrial wastes may have been disposed of at the sites.

     In 1992, a contractor for the U. S. Environmental Protection Agency (the "EPA") sampled air, surface water, soil and groundwater on the New Savannah Road Landfill in order to determine whether there was any contamination on the site and whether the site should be placed on the Federal National Priorities List (the "NPL"), for potential clean up. In October 1992, the EPA issued its report which indicated that some contamination was present in soil samples but that sufficient groundwater samples had not been taken to permit a complete evaluation of the site. Accordingly, the report recommended that further action be taken which MRYP Newco believes would consist principally of additional testing of the site's groundwater and surface water. Merry Land has had no further contact with the EPA or its agents since that time and the site has not been included on the NPL.

     Following the EPA's 1992 study, Merry Land retained an environmental consultant to conduct similar studies of both sites. The consultant reported that its study of the sites did not reveal the presence on either site of contaminants in amounts likely to result in the EPA listing either site on the NPL. After receiving the EPA's report, Merry Land's consultant also reviewed the EPA contractor's test results and confirmed its prior conclusion that the level of contamination discovered on the New Savannah Road Landfill is not likely to result in the EPA listing this site on the NPL. However, the studies were limited in nature and did not represent an examination of all portions of the landfill sites. There can be no assurance that a more complete investigation or further testing would not reveal higher levels or different types of contamination at the sites.

     Should further investigation or remedial action be required for the landfill sites, MRYP Newco believes that there will likely be other entities which will be responsible for a portion of the cost of the investigation or remediation. These entities include Richmond County, which operated the landfills, any identified company or municipality whose waste was placed in the landfills, Merry Land and the company that owned the sites at the time of the disposal of the waste. There can be no assurances that MRYP Newco will not have material liability with respect to these landfill sites.

BUSINESS OBJECTIVES AND OPERATING STRATEGIES

     Overview. The strategy of MRYP Newco is to provide focused, local management of assets owned by MRYP Newco which did not meet the investment criteria of EQR because of the size of the markets in which they are located and to concentrate its future efforts on real estate activities in the coastal areas of the Southern United States which it expects to experience rates of demographic and economic growth above the national average. MRYP Newco expects to focus particularly on the investment, rehabilitation, development and management of multifamily and other properties for sale for its own account in the coastal urban areas of North Florida, Georgia and the Carolinas, including but not limited to such markets as Brunswick-St. Simons Island, Savannah, Charleston, Hilton Head, Beaufort and Myrtle Beach. MRYP Newco believes that these areas will enjoy job and population growth in excess of national levels as a result of the baby boom generation approaching retirement age and tending to move seasonally or permanently to resort oriented areas. MRYP Newco expects to focus primarily on real estate assets which are marketed to the local service population and which command rental rates in the median range for those markets.

     MRYP Newco also believes that significant opportunities exist in other smaller markets in the South which do not meet the size criteria of larger REITs. MRYP Newco believes that there are numerous properties located in the smaller metropolitan areas of the South which are currently under-performing, and can be acquired on advantageous terms and repositioned with the expectation of achieving enhanced returns. MRYP Newco intends to acquire such properties below their replacement cost and to operate or resell those properties following renovation. MRYP Newco intends to engage in selective development as opportunities arise, and when such development is justified by expected returns. Developed properties may be retained for investment and operated by MRYP Newco or may be sold. Certain development activities may be conducted in joint ventures with local developers who may bear a substantial portion of the economic risk associated with the construction, development and initial rent-up of the properties. MRYP Newco also intends to expand its fee based property management.

     Numerous owners and developers of office properties, multi-family residential properties and undeveloped real estate tracts compete with MRYP Newco. Some of these competing parties own and/or operate newer, better located properties or are better capitalized than MRYP Newco. Many other real estate developers have access to greater financial resources than MRYP Newco. The number of competitive commercial and residential properties in a particular area could have a material adverse effect on MRYP Newco's ability to lease space in the MRYP Newco Properties or at newly developed or acquired properties and on the rents charged.

     MRYP Newco intends to continue development and construction of residential properties. See "Properties -- MRYP Newco Properties." Risks associated with MRYP Newco's development and construction activities may include: abandonment of development opportunities; construction costs of a property exceeding original estimates, possibly making the property uneconomical; occupancy rates and rents at a newly completed property may not be sufficient to make the property profitable; financing may not be available on favorable terms for development of a property; and construction and lease up may not be completed on schedule, resulting in increased debt service expense and construction costs. In addition, new development activities, regardless of whether they are successful, typically require a substantial portion of management's time and attention. Development activities also are subject to the risks relating to the inability to obtain, or delays in obtaining, all necessary zoning, land-use, building, occupancy and other required governmental permits and authorizations.

     See "Business -- Risk Factors -- Potential Environmental Liability Related to MRYP Newco Properties" for information relating to environmental matters.

     Upon completion of the Spin-Off, MRYP Newco is expected to have 135 employees.

     MRYP Newco is a Georgia corporation that was incorporated on September 3, 1998 and expects to commence operations as a publicly traded company upon consummation of the Transactions. MRYP Newco's executive offices will be located at 624 Ellis Street, Augusta, Georgia 30901 and its telephone number will be 706-722-6756.

2. FINANCIAL INFORMATION

MRYP NEWCO CAPITALIZATION

     The following table sets forth the pro forma capitalization of MRYP Newco on June 30, 1998 after giving effect to the Spin-Off. This table should be read in conjunction with the financial statements of MRYP Newco and related notes contained herein.

                                                              JUNE 30, 1998
                                                                PRO FORMA
                                                              (IN THOUSANDS)
                                                              --------------
Debt:
Term loan(1)(2).............................................     $18,317
Senior subordinated note(2).................................      20,000
                                                                 -------
     Total debt.............................................      38,317
Preferred stock, no par value per share; 5,000 shares issued
  and outstanding(2)........................................       5,000
Stockholder's equity:
Common stock, no par value per share; 2,363,515 shares
  issued and outstanding....................................     $     0
Paid in capital.............................................      10,120
Unamortized compensation element of restricted stock........      (2,500)
                                                                 -------
     Total stockholder's equity.............................       7,620
                                                                 -------
       Total capitalization.................................     $50,937
                                                                 =======

-------------------------
(1) Outstanding under $25.0 million term loan bearing interest equal to LIBOR plus 2.50%, maturing one year after the Effective Date.

(2) MRYP Newco realized no cash proceeds from the indebtedness represented by the Term Loan and the Senior Subordinated Note or from the issuance of the MRYP Newco Preferred, each of which was issued in connection with the contribution of assets to MRYP Newco by Merry Land.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF MRYP NEWCO

The following discussion should be read in conjunction with MRYP Newco's financial statements contained herein.

     RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 1998 AND 1997

     Rental Operations -- Apartments. The operating performance of MRYP Newco's apartment portfolio is summarized in the following table (dollars in thousands except average monthly rent):

                                                                                         SIX MONTHS
                                                                 CHANGE FROM       ----------------------
                                                   % CHANGE      1997 TO 1998        1998          1997
                                                   --------      ------------        ----          ----
Rental income....................................     3.0%          $108.9         $3,761.5      $3,652.6
Personnel........................................     9.6             43.3            492.4         449.1
Utilities........................................    (1.7)            (2.3)           134.9         137.2
Operating........................................     2.6              5.0            196.2         191.2
Maintenance and grounds..........................    (2.2)            (5.7)           252.9         258.6
Taxes and insurance..............................     0.1              0.2            337.2         337.0
Depreciation and amortization....................     2.2             13.0            594.0         581.0
                                                     ----           ------         --------      --------
Subtotal.........................................     2.7             53.5          2,007.6       1,954.1
Operating income.................................     3.3%          $ 55.4         $1,753.9      $1,698.5
Average occupancy(1).............................     0.9%(2)                         97.0%         96.1%
Average monthly rent(3)..........................     1.3%                             $629          $621
Expense ratio(4).................................    (0.1)%(2)                        53.4%         53.5%

-------------------------
(1) Represents the average physical occupancy at each month end for the period held.

(2) Represents increase or decrease between periods.

(3) Represents weighted average monthly rent charged for occupied units and rents asked for unoccupied units at June 30.

(4) Represents total operating expenses divided by rental revenues.

     Rental income rose by $108.9 thousand or 3.0% for the five multi-family properties as a result of higher rents and occupancy for the six month period of 1998 compared to the same period of 1997. Total expenses were up 2.7% in 1998 from the same period in 1997 as personnel costs increased 9.6% due to higher salaries and higher bonuses.

     Rental Operations -- Commercial. The performance of the five commercial properties is summarized in the following table (dollars in thousands, except average monthly rent; see footnotes above):

                                                                                          SIX MONTHS
                                                                       CHANGE FROM     -----------------
                                                        % CHANGE       1997 TO 1998     1998       1997
                                                        --------       ------------     ----       ----
Rental income.......................................      22.6 %          $ 38.4       $ 208.4    $170.0
Utilities...........................................      19.2               7.2          44.7      37.5
Operating...........................................     (50.0)             (1.0)          1.0       2.0
Maintenance and grounds.............................      67.2              19.7          49.0      29.3
Taxes and insurance.................................      (0.7)             (0.2)         30.5      30.7
Depreciation and amortization.......................      37.2              50.8         187.2     136.4
                                                         -----            ------       -------    ------
Subtotal............................................      32.4              76.5         312.4     235.9
Operating income....................................     (57.8)%          $(38.1)      $(104.0)   $(65.9)
Expense ratio(4)....................................      11.1 %(3)                      149.9%    138.8%

     Rental income increased by $38.4 thousand or 22.6% for commercial properties as a result of higher occupancy. Total expenses were up 32.4% in 1998 from the same period in 1997 again due to higher occupancy and higher depreciation expense related to capital improvements made in 1997 and 1998.

     Land. The performance of the land for the six month period of 1998 and 1997 is summarized in the following table (dollars in thousands; see footnotes above):

                                                                                           SIX MONTHS
                                                                        CHANGE FROM     ----------------
                                                         % CHANGE       1997 TO 1998     1998      1997
                                                         --------       ------------     ----      ----
Clay royalties.......................................      68.7%           $314.6       $772.8    $458.2
Sand royalties.......................................      (8.7)             (8.4)        87.8      96.2
Rental income........................................      (8.3)             (3.3)        36.4      39.7
                                                          -----            ------       ------    ------
Subtotal.............................................      51.0             302.9        897.0     594.1
Operating expenses...................................     344.4               9.3         12.0       2.7
Taxes and insurance..................................       0.0               0.0         28.9      28.9
Depreciation and amortization........................       0.0               0.0          0.0       0.0
                                                          -----            ------       ------    ------
Subtotal.............................................      29.4               9.3         40.9      31.6
Operating income.....................................      52.2%           $293.6       $856.1    $562.5

     Clay royalties increased substantially for the six month period of 1998 in comparison with the same period in 1997 due to the execution of a new royalty agreement in March of 1997. Royalties under the agreement total $132.3 thousand per month and will terminate in April, 1999.

     Mortgage Interest Income. Interest income from mortgage notes receivable totaled $56.1 thousand in the six month period of 1998, up from $45.9 thousand in the six month period of 1997 as a result of additional notes received from the sale of a multi-family community in Augusta, Georgia, in November of 1997.

     RESULTS OF OPERATIONS FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1997, 1996 AND 1995

     Rental Operations -- Apartments. The operating performance of MRYP Newco's apartment portfolio is summarized in the following table (dollars in thousands except average monthly rent):

                                                                                    TWELVE MONTHS
                                                         CHANGE FROM     ------------------------------------
                                          % CHANGE       1996 TO 1997      1997          1996          1995
                                          --------       ------------      ----          ----          ----
Rental income.........................       2.9%           $210.2       $7,355.3      $7,145.1      $6,957.5

Personnel.............................      15.9             137.1          999.7         862.6         875.6
Utilities.............................     (13.3)            (41.8)         272.6         314.4         305.4
Operating.............................      12.4              43.1          389.8         346.7         359.7
Maintenance and grounds...............      (4.2)            (23.3)         533.4         556.7         475.5
Taxes and insurance...................      (1.7)            (11.4)         674.0         685.4         651.2
Depreciation and amortization.........       5.5              61.8        1,176.0       1,114.2       1,103.9
                                           -----            ------       --------      --------      --------
Subtotal..............................       4.3             165.5        4,045.5       3,880.0       3,771.3
Operating income......................       1.4%           $ 44.7       $3,309.8      $3,265.7      $3,186.2

Average occupancy(1)..................       0.1%(2)                         96.6%         96.5%         97.9%
Average monthly rent(3)...............       3.8%                            $624          $601          $573
Expense ratio(4)......................       0.7%(2)                         55.0%         54.3%         54.2%

-------------------------
(1) Represents the average physical occupancy at each month end for the period held.

(2) Represents increase or decrease between periods.

(3) Represents weighted average monthly rent charged for occupied units and rents asked for unoccupied units at December 31.

(4) Represents total operating expenses divided by rental revenues.

     In 1997 rental income rose by $210.2 thousand or 2.9% for the five multi-family properties as a result of higher rents. Occupancy was essentially flat for the twelve month period of 1997 versus 1996.

     Total expenses were up 4.3% in 1997 from the same period in 1996. Payroll expenses were up 15.9% due to higher salaries and higher bonuses. Utilities were down 13.3% due to the collection of water fees from the residents. Operating expenses were up 12.4% due to increased marketing and advertising expenses.

     In 1996, rental income rose by $187.6 thousand or 2.7% over 1995 due to 4.9% higher rents which were offset by a decrease in occupancy of 1.4%.

     Total expenses were up by 2.8% in 1996 over 1995 primarily as a result of higher maintenance costs.

     Rental Operations -- Commercial. The performance of the five commercial properties is summarized in the following table (dollars in thousands, except average monthly rent; see footnotes above):

                                                                               TWELVE MONTHS
                                                     CHANGE FROM    -----------------------------------
                                          % CHANGE   1996 TO 1997    1997          1996          1995
                                          --------   ------------    ----          ----          ----
Rental income...........................    11.2 %      $ 35.1      $ 347.9       $ 312.8       $ 231.0
Utilities...............................     2.1           1.6         77.7          76.1          73.6
Operating...............................   (47.5)         (2.8)         3.1           5.9           4.6
Maintenance and grounds.................    16.6          10.1         70.9          60.8          76.3
Taxes and insurance.....................    10.5           5.8         61.3          55.5          60.9
Depreciation and amortization...........    36.7          89.1        331.7         242.6         170.6
                                           -----        ------      -------       -------       -------
Subtotal................................    23.5         103.8        544.7         440.9         386.0
Operating income........................   (53.6)%      $(68.7)     $(196.8)      $(128.1)      $(155.0)
Expense ratio(4)........................    15.7 %                    156.6%        140.9%        167.1%

     In 1997, rental income rose by $35.1 thousand, or 11.2% for commercial properties as a result of increased occupancy. Total expenses were up 23.5% in 1997 from the same period in 1996 due to higher occupancy and higher depreciation expense related to capital improvements made in 1997 and 1996.

     In 1996, rental income rose by $81.8 thousand or 35.4% as a result of higher occupancy over 1995. Total operating expenses increased by $54.9 thousand or 14.2% due primarily to higher depreciation expense related to capital improvements made in 1995 and 1996.

     Land. The performance of the land for the twelve month period of 1997 and 1996 is summarized in the following table (dollars in thousands; see footnotes above):

                                                                                TWELVE MONTHS
                                                           CHANGE FROM    --------------------------
                                                % CHANGE   1996 TO 1997     1997      1996     1995
                                                --------   ------------     ----      ----     ----
Clay royalties................................  430.9%       $1,028.9     $1,267.7   $238.8   $261.7
Sand royalties................................     3.0            3.9        133.7    129.8    174.1
Rental income.................................     9.5            7.0         80.8     73.8     71.5
                                                 -----       --------     --------   ------   ------
Subtotal......................................   235.0        1,039.8      1,482.2    442.4    507.3
Operating expenses............................      NM            2.7          2.7      0.0      0.0
Taxes and insurance...........................     1.8            1.0         57.7     56.7     56.9
Depreciation and amortization.................       0              0            0        0        0
                                                 -----       --------     --------   ------   ------
Subtotal......................................     6.5            3.7         60.4     56.7     56.9
Operating income..............................  268.6%       $1,036.1     $1,421.8   $385.7   $450.4

     Clay royalties increased substantially for the twelve months of 1997 in comparison with 1996 due to the execution of a new royalty agreement in March of 1997. Royalties under the agreement total $132,279 per month and will terminate in April, 1999.

     In 1996, sand royalties decreased by $44.3 thousand from $174.1 thousand in 1995 due to the expiration of a sand royalty agreement.

     Mortgage Interest Income. Interest income from mortgage notes receivable totaled $83.8 thousand in the twelve month period of 1997, up from $70.3 thousand in the twelve month period of 1996 as a result of additional notes received from the sale of a multi-family community in Augusta, Georgia, in November of 1997.

     LIQUIDITY AND CAPITAL RESOURCES

     Upon the consummation of the Spin-Off, MRYP Newco's capital structure will include $18.3 in indebtedness outstanding pursuant to the Term Loan, $20 million in indebtedness outstanding pursuant to the Subordinated Note and a $5.0 million 15 year preferred stock investment. MRYP Newco realized no cash proceeds from the indebtedness represented by the Term Loan, the Subordinated Note or the issuance of the MRYP Newco Preferred, each of which was issued in connection with the contribution of assets to MRYP Newco by Merry Land. MRYP Newco can borrow an additional $6.7 million under the one year term loan; however, any amounts repaid under the term loan cannot be reborrowed. The Term Loan matures one year following the Effective Time and the Subordinated Note matures 15 years after the Effective Time. MRYP Newco expects to replace the Term Loan prior to its maturity with a facility from a commercial bank. There can be no assurance that MRYP Newco will be able to refinance this loan. Interest and dividends in respect of the Term Loan, the Subordinated Note and the MRYP Newco Preferred are payable quarterly and are expected to aggregate approximately $0.9 million per quarter during the first few years after the Effective Time (subject to borrowings or repayments and changes in the interest rate under the Term Loan). See "Certain Relationships -- Certain Agreements Between EQR and MRYP Newco."

     Liquidity. MRYP Newco expects to meet its short-term liquidity requirements generally through cash flow provided by operations and by borrowing under its term loan with ERP Operating Partnership or from commercial banks. MRYP Newco's primary short-term liquidity needs are operating expenses, apartment rehabilitation and development, acquisitions and capital improvements.

     MRYP Newco expects to meet its long-term liquidity requirements, including scheduled debt maturities and permanent financing for property acquisitions and development, from a variety of sources, including operating cash flow, additional borrowings and the issuance and sale of debt and equity securities in the public and private markets. There can be no assurance that MRYP Newco will be able to meet its long-term liquidity requirements.

     Inflation. Substantially all of MRYP Newco's apartment leases are for terms of one year or less, which should enable MRYP Newco to replace existing leases with new leases at higher rentals in times of rising prices. MRYP Newco believes that this would offset the effect of cost increases stemming from inflation.

3. PROPERTIES

     MRYP Newco will own fee title interest in all of its real estate assets. None of the assets currently are encumbered by mortgages. MRYP Newco believes all properties will be adequately covered by insurance when acquired. MRYP Newco's assets will initially consist primarily of the following properties:

     Apartment Properties. MRYP Newco will acquire the following apartment communities whose age and whose location in smaller metropolitan areas did not meet EQR's investment criteria:

     - Greentree Apartments, Savannah, Georgia, 194 units. Greentree was built in 1985 and is located on Abercorn Street, the primary commercial thoroughfare in Savannah. The property has good visibility from the road which has a very high traffic count. MRYP Newco's management believes this property is suitable for renovation.

     - Marsh Cove Apartments, Savannah, Georgia, 188 units. Marsh Cove was built in 1982 and is well located on White Bluff Road with attractive views of a salt water marsh. Management believes this community is suitable for renovation and perhaps for sale as condominiums.

     - West Wind Landing, Savannah, Georgia, 192 units. West Wind Landing was built in 1985 and is located on Whitemarsh Island, near Tybee Beach, off the coast of Savannah, Georgia. This property has benefitted from significant demand for coastal rental properties and MRYP Newco believes it is a suitable candidate for renovation.

     - Quarterdeck Apartments, Charleston, South Carolina, 230 units. The Quarterdeck Apartments were built in 1985 and the adjacent parcel of land, which will also be acquired by MRYP Newco, is suitable for the construction of additional 230 units for an estimated cost of approximately $15 million. MRYP Newco expects a strong market for these units and expects to begin construction as soon as possible after the completion of the Merger.

     - Waters Edge Apartments, Charleston, South Carolina, 200 units. Waters Edge was built in 1986. Waters Edge contains additional land, which will also be acquired by MRYP Newco, overlooks the Ashley River and is suitable for the construction of an additional 100 units for an estimated cost of $6 million.

     Renovation of an apartment property may include, but would not be limited to, the following improvements: 1) painting the exterior and interior of property, 2) replacing the roofs, 3) improving landscaping, 4) upgrading kitchens and bathrooms with new appliances, cabinets and flooring, 5) replacing carpet, 6) adding amenities such as pools or fitness centers and 7) redecorating the club house. Such improvements are estimated to cost $5,000 per unit and should enable MRYP Newco to earn higher rents. The cost of any renovation or construction is expected to be financed with cash flow from operations, additional borrowings or proceeds from the sale of assets.

     The following table sets forth certain information with respect to each of the apartment properties (which, together with the clay and sand properties, represent the only properties of MRYP Newco constituting 10% or more of total assets or 10% or more of gross revenues for MRYP Newco's last fiscal year).

                                                                        WEST WIND                    WATERS
                                             GREENTREE    MARSH COVE     LANDING     QUARTERDECK      EDGE
                                             ---------    ----------    ---------    -----------     ------
OCCUPANCY RATE(1)
  1998...................................          93%          97%           98%          100%           96%
  1997...................................          92           90            96            99            97
  1996...................................          95           96            99           100            93
  1995...................................          98           98            99           100            96
  1994...................................          93           97            99            98            95
  1993...................................          97           98            99            85            95
AVERAGE RENT PER UNIT(2)
  1998 (at 6/30).........................     $   598      $   664       $   694      $    625      $    569
  1997 (at 12/31)........................         594          658           684           616           570
  1996 (at 12/31)........................         569          644           660           589           547
  1995 (at 12/31)........................         544          609           628           551           539
  1994 (at 12/31)........................         533          587           594           531           527
  1993 (at 12/31)........................         529          569           541           519           512
Annual Realty Taxes:
  Amount.................................     $89,000      $90,000       $96,000      $122,000      $117,000
  Rate...................................        1.28%        1.28%         1.43%         1.81%         2.02%

-------------------------
(1) Average physical occupancy at each month end for year or first six months of 1998, as applicable.

(2) Represents weighted average monthly rent charged for occupied units and rents asked for unoccupied units.

     Leases for the apartment properties generally are for a term of one year and provide for monthly rental payments. The federal tax basis for the five apartment communities described above is estimated to be $51.6 million but is subject to change based on the initial trading value of the MRYC Newco Common. This real property is depreciable over 27.5 years on a straight-line basis.

     Apartment Development Sites. Merry Land, during the course of acquisitions of its apartments, acquired the following apartment sites to be held by MRYP Newco for the purpose of sale or development.

                                                       ANTICIPATED   TOTAL
         SITE                    CITY & STATE           UNITS(1)     ACRES
         ----                    ------------          -----------   -----
Waters Edge Phase II...   Charleston, South Carolina       100        35
Quarterdeck Phase II...   Charleston, South Carolina       230        22
Magnolia Phase II......       Savannah, Georgia             88         8
Long Point Phase II....       Savannah, Georgia            352        19
                                                           ---        --
                                                           770        84

-------------------------
(1) Prior to completion of development, there can be no assurances of the actual number of units that will be delivered.

     Commercial Sites. As part of its apartment acquisition program, Merry Land also occasionally acquired sites adjacent to apartment properties which are suitable for commercial development. MRYP Newco intends to either sell, develop for sale or hold these properties. There are no present plans for the development of these sites. These sites include:

                                                                 TOTAL
               SITE                       CITY & STATE           ACRES
               ----                       ------------           -----
Stevens Creek Road................      Augusta, Georgia          12
Olive Road........................      Augusta, Georgia           3
                                         Jacksonville,
Waterford.........................          Florida                5
Lakeridge.........................       Miami, Florida            2
West Wind Landing.................     Savannah, Georgia           1
Cherry Creek......................    Nashville, Tennessee        23
                                                                  --
                                                                  46

     Commercial Properties. Over the years, Merry Land has invested not only in apartments but also in various commercial properties. Many of these have been sold but a number of them remain which will be contributed to MRYP Newco and will either be leased to satisfactory levels or sold.

              PROPERTY                    CITY & STATE      SQ. FT.
              --------                    ------------      -------
Commerce Building...................    Augusta, Georgia     13,625
Convention Center...................    Augusta, Georgia     16,050
624 Ellis Street....................    Augusta, Georgia     16,449
Leonard Building....................    Augusta, Georgia     46,291
Warehouse...........................    Thomson, Georgia     80,000
                                                            -------
                                                            172,415

     Clay and Sand Properties. In 1981, Merry Land was spun off from Merry Companies, Inc., one of the nation's largest brick manufacturers. In that spin-off, Merry Land acquired title to 4,816 acres of land which had been acquired by Merry Companies, Inc. over the years for the mining of clay and sand. A portion of the land is subject to three clay and sand leases. One of the clay leases provides for monthly lease income of $95,535 through February 2000. The other clay and sand leases provide monthly income of approximately $25,000 through December 2020. MRYP Newco expects to continue the current sand and clay mining leases but also believes that significant commercial possibilities exist for development of certain of these tracts in the future. These properties include:

                                                      LEASED       TOTAL
            PROPERTY                   COUNTY         ACRES        ACRES
            --------                   ------         ------       -----
South Carolina
Readdy Tract.....................      Aiken            695          695
Bell Tract.......................      Aiken             32           32
Turkey Creek Tract...............    Edgefield           80           80
Laborde Tract....................     Richland          489          489
Corley Mill Tract................    Lexington          122          122
Sharpe Tract.....................    Lexington           74           74
Interstate 26 Tract..............     Berkely            --           53
Interstate 26 Tract..............    Dorchester          --           75
Dorchester Minning Tract.........    Dorchester          --           52
                                                      -----        -----
                                                      1,492        1,672
Georgia
Hester-Fuqua Tract...............     Richmond          100          100
Merry Companies..................     Richmond        1,030        3,044
                                                      -----        -----
                                                      1,130        3,144
Total Clay Land................................       2,622        4,816

4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth information regarding the beneficial ownership of MRYP Newco Common by each person anticipated to be a beneficial owner of more than 5% of the MRYP Newco Common and by each director or proposed director of MRYP Newco, each executive officer and by all directors, proposed directors, and executive officers as a group after giving effect to the Spin-off.

                                                     AMOUNT AND NATURE OF
                                                     BENEFICIAL OWNERSHIP
               NAME AND ADDRESS(1)                        PRO FORMA            PERCENT OF
               OF BENEFICIAL OWNER                   AS OF JUNE 30, 1998         CLASS
               -------------------                   --------------------      ----------
W. Tennent Houston...............................          119,715                4.9%(2)
Michael N. Thompson..............................          116,758                4.8%(2)
Boone A. Knox....................................          141,481                5.8%
Dorrie E. Green..................................           58,019                2.4%(3)
David W. Cobb....................................                0                0.0%
Stewart R. Speed.................................                0                0.0%
                                                           -------               -----
  All directors, proposed directors and executive
     officers as a group.........................          435,973               17.9%
                                                           =======               =====

-------------------------
(1) The business address for each beneficial owner is 624 Ellis Street, Augusta, Georgia, 30901.

(2) Includes 107,527 shares to be issued under the 1998 Management Incentive
    Plan.

(3) Includes 53,764 shares to be issued under the 1998 Management Incentive
    Plan.

5. DIRECTORS AND OFFICERS

MANAGEMENT

     Management of MRYP Newco will be led by W. Tennent Houston, President and Chief Executive Officer of Merry Land, Michael N. Thompson, Executive Vice President and Chief Operating Officer of Merry Land, and Dorrie E. Green, Vice President and Chief Financial Officer of Merry Land, and will be staffed by veteran members of the Merry Land organization. Messrs. Houston, Thompson, Green and the other members of the MRYP Newco management team have acquired significant real estate acquisition, development, rehabilitation and operational experience and familiarity with southern real estate markets through their employment with Merry Land and other entities.

     Mr. Houston joined Merry Land at its inception in 1981, became Chief Operating Officer in 1985, and Chief Executive Officer in 1996. In these capacities he supervised Merry Land's acquisition, renovation, operation and sale of numerous apartment and commercial properties. Mr. Houston also served as Merry Land's Chief Financial Officer from 1982 until 1997. He is a certified public accountant. Mr. Thompson joined Merry Land in 1992 following a career in real estate lending and management with a savings and loan institution located in Savannah, Georgia. He led Merry Land's apartment acquisition program since that time which resulted in the purchase of 102 properties containing 29,346 units at a cost of $1.5 billion. In 1995, Merry Land, under Mr. Thompson's leadership, commenced a program of apartment development which resulted in the start of nine properties containing 3,108 units with an expected total cost of $236.3 million. At the time of this document, four communities with 1,374 units have been completed and leased up. Mr. Green was named Chief Financial Officer of Merry Land in January, 1998 and has been a Vice President of Merry Land since January, 1995 and an employee of Merry Land since 1994. He was Chief Financial Officer of JG Financial Management Services from September, 1992 to October, 1994, and Vice President of Heritage Property Company from August, 1991 to September, 1992. Previously he was Chief Financial Officer of North and West Florida Divisions of Trammell Crow Residential Company.

     Merry Land has developed an effective property management organization to operate its apartment communities. All properties transferred to MRYP Newco will be operated by former members of Merry Land's management organization. MRYP Newco intends to expand its third party apartment management program.

DIRECTORS AND EXECUTIVE OFFICERS

     The executive officers and directors of MRYP Newco, their ages, business experience, other committees, director and positions with MRYP Newco are as follows:

Name, Age, Position with MRYP Newco, Business Experience and Committees

W. TENNENT HOUSTON                48               Chairman of the Board, Chief
Executive Officer

     W. Tennent Houston has been President of Merry Land since 1985. He was Chief Operating Officer from that period until his designation of Chief Executive Officer in 1996. He has been employed with Merry Land since it was formed in 1981. Mr. Houston was the Chief Financial Officer of Merry Land from 1982 until 1997. He is a certified public accountant. Mr. Houston will serve on the executive committee.

MICHAEL N. THOMPSON               49               Director, President and Chief
Operating Officer

     Mr. Thompson was promoted to Executive Vice President and elected to the Merry Land Board of Directors in January 1997. Mr. Thompson was employed by Merry Land and elected Vice President in 1992 and directed Merry Land's acquisition and development program until his appointment as Chief Operating Officer in December 1996. Prior to employment with Merry Land, he served as President of Thompson & Wright, Inc., asset managers in Savannah, Georgia from November 1990 to January 1992. He was previously Executive Vice President of Great Southern Federal Savings Bank in Savannah, Georgia. Mr. Thompson will serve on the executive committee.

BOONE A. KNOX                       62               Director

     Boone A. Knox, was elected Chairman of the Merry Land Board of Directors in December, 1996. He was formerly Chairman of the Board and Chief Executive Officer of Allied Bankshares, Inc., a publicly traded bank holding company based in Thomson, Georgia, a position which he held since its formation in 1984 until its merger with Regions Bank, Central Georgia in 1997. He is Chairman of the Board of Regions Bank, Central Georgia and is a director of Cousins Properties, Inc., an office and retail publicly traded REIT. Mr. Knox will serve on the executive, audit and compensation committees.

DAVID W. COBB                       50               Director

     David W. Cobb has been Chairman, President and CEO of National Capital Holdings, Inc., a private specialty finance mortgage company which is engaged in commercial mortgage finance/securitization and residential subprime mortgage finance/securitization a position he has held since January 1997. National Capital Holdings, Inc. acquired its business in January 1997 from Furman Selz LLC, a New York based investment banking firm, for which Mr. Cobb served as President of its mortgage finance subsidiaries from October 1995 through January 1997. Mr. Cobb was the President of Raymond James Mortgage Capital from January 1993 through October 1995 when Furman Selz LLC acquired its business. Previously, he was employed as Senior Vice President of Donaldson, Lufkin & Jenrette.

STEWART R. SPEED                     34               Director

     Stewart R. Speed is Vice President of EastGroup Properties, an industrial and office REIT traded on the NYSE. Mr. Speed is responsible for EastGroup's asset management, acquisitions, dispositions and development primarily in Texas and Colorado. Mr. Speed was an employee of Merry Land from April 1993 through February 1997, most recently as a Vice President for property management, and previously as an acquisitions manager and in the apartment development area. He was an asset manager for GE Capital in Atlanta from August 1991 through April 1993.

DORRIE E. GREEN                     40               Vice President and Chief
Financial Officer

     Dorrie E. Green was named Chief Financial Officer of Merry Land in January, 1998 and has been a Vice President of Merry Land since January, 1995 and an employee of Merry Land since 1994. He was Chief Financial Officer of JG Financial Management Services from September, 1992 to October, 1994, and Vice President of Heritage Property Company from August, 1991 to September, 1992. Previously he was Chief Financial Officer of North and West Florida Divisions of Trammell Crow Residential Company.

     The MRYP Newco Board of Directors intends to establish audit, compensation and executive committees. The MRYP Newco Board of Directors will not have a nominating committee or a committee performing the functions of a nominating committee. The entire MRYP Newco Board of Directors will perform the usual functions of that committee.

6. EXECUTIVE COMPENSATION

EXECUTIVE COMPENSATION

     At the Effective Time, Messrs. Houston, Thompson and Green will be employed by MRYP Newco, but will not enter into employment agreements. Assuming approval of the MRYP Newco 1998 Management Incentive Plan (the "1998 Management Incentive Plan") by vote of the Merry Land shareholders at the meeting to approve the Merger, Messrs. Houston and Thompson will receive no base pay in their first year of employment, but will each receive restricted grants of shares of MRYP Newco Common pursuant to the 1998 Management Plan (the "Restricted Stock Grants") for 107,527 shares of MRYP Newco Common, which will vest in equal installments over 15 years. Mr. Green will receive a base salary of $100,000 per year and will receive Restricted Stock Grants for 53,764 shares of MRYP Newco Common, which will vest in equal annual installments over 15 years. For this purpose, the MRYP Newco Board of Directors has assigned a value of $9.30 per share, which would result in the vesting of stock having a value of $66,667 per year, for a total of $1,000,000 over 15 years, for Messrs. Houston and Thompson, and $33,333 per year, for a total of $500,000 over 15 years, for Mr. Green. The MRYP Newco Common received under the Restricted Stock Grants will be forfeitable in the event the employee terminates service prior to vesting in the shares. In the event of a change in control of MRYP Newco, Messrs. Houston, Thompson and Green will become fully vested in the Restricted Stock Grants, except that if the change in control occurs within four years of the Effective Time, the percentage of Restricted Stock Grants vested will be limited initially to 20%, and another 20% for each year thereafter. Messrs. Houston, Thompson and Green will be entitled to vote and to receive any dividends declared with respect to such shares immediately upon receipt, even during the period that they are forfeitable. Messrs. Houston, Thompson and Green will also be entitled to such further compensation and awards under the 1998 Management Incentive Plan as may be approved in the future by the MRYP Newco Board of Directors or its Compensation Committee.

     MRYP Newco intends to adopt a program to reimburse its executive officers, including Messrs. Houston, Thompson and Green, for any excise tax attributable to the vesting of Restricted Stock Grants or any other payments or deemed payments resulting from a change in control of MRYP Newco (as well as the additional income tax attributable to such reimbursement).

7. CERTAIN RELATIONSHIPS

CERTAIN AGREEMENTS BETWEEN EQR AND MRYP NEWCO

     Development Agreement. Merry Land has initiated a program to develop new apartment communities utilizing the services of third party developers. Pursuant to a Development Agreement between MRYP Newco and ERP Operating Partnership, MRYP Newco has agreed to manage the completion of this program for EQR in exchange for an aggregate fee of $2.4 million payable in monthly installments based on the progress of development until all development is complete. The development properties consist of Bridford Lakes, Greensboro, North Carolina (320 units); Merritt Lake, Atlanta, Georgia (424 units); Spring Oak, Richmond, Virginia (506 units); Cherry Creek III, Nashville, Tennessee (220 units); and Bridford Lakes II, Greensboro, North Carolina (200 units). Upon consummation of the Transactions, ERP Operating Partnership or other affiliates of EQR will own the fee simple title to these five properties.

     ERP Operating Partnership and MRYP Newco will also enter into property management agreements under which MRYP Newco will provide lease-up property management services with respect to these development properties in exchange for a management fee of 4% of gross revenues, with a minimum of $4,000 per month per project, until an occupancy level of 85% is reached; provided, that the management agreements may be terminated earlier by ERP Operating Partnership upon a payment to MRYP Newco equal to the difference, if any, between $500,000 and the aggregate amount of all management fees theretofore paid by

EQR to MRYP Newco with respect to the five properties (unless the agreements are terminated for any of the following events (in which case, no payment shall be made): (i) if MRYP Newco willfully fails or refuses to perform its obligations or grossly neglects its obligations under the property management agreements;
(ii) a bankruptcy or similar insolvency petition is filed by MRYP Newco or is filed against MRYP Newco and is not dismissed within 90 days of such filing;
(iii) MRYP Newco makes an assignment for the benefit of creditors; or (iv) MRYP terminates the subject property management agreement). Once the 85% occupancy level is achieved, ERP Operating Partnership will have the right to manage the property itself, contract with a third party upon terms agreeable to ERP Operating Partnership, or contract with MRYP Newco for a management fee equal to 3.5% of revenues.

     MRYP Newco shall also manage the development of Wyndham Apartments, Richmond, Virginia (264 units) and Prairie Creek II, Dallas, Texas (228 units) on a month to month basis for ERP Operating Partnership in exchange for an aggregate fee of $57,250 payable in monthly installments and, if requested by EQR, will enter into property management agreements with respect to those properties, which shall be terminable with 30 days notice without penalty.

     Option Agreement and Right of First/Last Offer Agreement.   Pursuant to the
Option Agreement and Right of First/Last Offer Agreement (the "Option Agreement"), MRYP Newco has agreed to grant to ERP Operating Partnership certain rights of first refusal and last offer with respect to two apartment development sites adjacent to the Long Point Phase II development and the Magnolia Phase II development, each located in Savannah, Georgia, which communities are being contributed by EQR to the Joint Venture Entity (as defined herein). MRYP Newco may not develop or transfer the development sites (as the same may be improved) without first giving notice to ERP Operating Partnership. ERP Operating Partnership may respond to the notice by giving consent to the proposed transaction, purchasing the property at fair market value (in the case of a proposed development) or entering into the transaction with MRYP Newco (in the case of a proposed sale) in place of the proposed third parties. The Option Agreement will terminate after ten years or, with respect to a specific property, at such time as ERP Operating Partnership has consented to a sale of the property in question or has no further direct or indirect economic interest in the adjacent apartment communities in the Joint Venture Entity or the Joint Venture Entity has no further direct or indirect economic interest in the adjacent apartment communities.

     Joint Venture Agreement. MRYP Newco and ERP Operating Partnership or their affiliates will enter into a Joint Venture Agreement pursuant to which ERP Operating Partnership will cause six apartment communities located in Augusta, Savannah and Charleston obtained by EQR in the Merger to be contributed to a limited liability company (the "Joint Venture Entity") of which ERP Operating Partnership and MRYP Newco will be the sole members. The Joint Venture Entity will enter into management agreements with MRYP Newco pursuant to which MRYP Newco will receive a management fee equal to 4% of gross revenues. Pursuant to the Joint Venture Agreement, MRYP Newco will share in rental revenues after the prior payment to EQR of a priority return on EQR's adjusted investment (the "Priority Return") in the Joint Venture Entity ranging from 9.50% to 10.25% (depending on the property) of EQR's adjusted investment. MRYP Newco also will share in the sales proceeds from properties sold by the Joint Venture Entity to the extent such proceeds exceeds the cumulative Priority Return to EQR plus 103% of EQRs adjusted investment in the Joint Venture Entity. MRYP Newco will also have a three year option to purchase any or all of these communities under certain conditions.

     Transition Fee. MRYP Newco and ERP Operating Partnership have agreed that MRYP Newco shall perform certain transition services for a period of approximately six months following the Merger in the areas of personnel, capital projects and other matters in exchange for a transition fee of $2.4 million.

     Debt Agreements and Preferred Stock. The MRYP Newco Properties are being contributed to MRYP Newco subject to approximately $18.3 million in indebtedness outstanding under the Senior Debt Agreement, $20.0 million in indebtedness outstanding under the Subordinated Debt Agreement and $5.0 million in face amount of MRYP Newco Preferred. Each of the Senior Debt Agreement, the Subordinated Debt Agreement and the Preferred Stock Agreement are being executed in connection with the transfer of the MRYP Newco Properties by Merry Land to MRYP Newco to evidence this indebtedness. The following is a description of the material terms of the Senior Debt Agreement, the Subordinated Debt Agreement and Preferred Stock Agreement, as applicable.

     Senior Debt Agreement. The Senior Debt Agreement provides for borrowings of up to $25.0 million, with $18.3 million expected to be outstanding immediately following the Spin-Off as partial consideration for the transfer of the MRYP Newco Properties. An additional $6.7 million will be available for future draws under the Senior Debt Agreement. Indebtedness outstanding under the Senior Debt Agreement matures one year after the Effective Date, and such indebtedness bears interest, payable quarterly, at LIBOR plus 250 basis points or prime plus 200 basis points.

     The Senior Debt Agreement contains covenants prohibiting MRYP Newco's (i) ratio of total liabilities to gross asset value to exceed 0.70:1, (ii) ratio of unencumbered asset value to unsecured debt to be 1.5:1 or less, (iii) ratio of EBITDA to fixed charges for each fiscal quarter to be less than 1.5:1 and (iv) ratio of unencumbered net operating income to unsecured interest expense for each fiscal quarter to be less than 1.5:1. MRYP Newco may not pay dividends in excess of 90% of its funds available for distribution (defined generally as consolidated net income minus capital expenditures plus depreciation and amortization) for any fiscal year.

     Events of default under the Senior Debt Agreement include, among others: failure to pay when due any principal of or interest upon any loan; failure to observe or perform covenants contained in the Senior Debt Agreement; default under any recourse indebtedness; voluntary or involuntary bankruptcy; a change in control (which includes a person or group acquiring 30% or more of MRYP Newco's stock); ceasing to be a publicly traded, registered, reporting company under the Exchange Act or a default under the Preferred Stock Agreement or the Subordinated Debt Agreement. Upon the occurrence of an event of default, no further advances will be available under the Senior Debt Agreement, the loans will bear interest at the non-default rate plus 4%, and all amounts outstanding will become immediately due and payable. If any sale of multifamily real property assets results in MRYP Newco having sold assets in aggregate of more than 30% of the gross asset value of the multifamily real property assets of MRYP Newco in any fiscal year, at the request of ERP Operating Partnership, MRYP Newco will pay the net proceeds (but in no event greater than the outstanding indebtedness under the Senior Debt Agreement) from such sale to ERP Operating Partnership.

     Subordinated Debt Agreement. As additional partial consideration for the transfer of MRYP Newco Properties, MRYP Newco will be obligated under a $20.0 million, 15-year, Subordinated Debt Agreement, bearing interest payable quarterly and accruing as follows:

Years 1-5............................    8.00%      Year 11..............................     9.75%
Year 6...............................    8.25       Year 12..............................    10.50
Year 7...............................    8.50       Year 13..............................    11.50
Year 8...............................    8.75       Year 14..............................    12.75
Year 9...............................    9.00       Year 15..............................    14.25
Year 10..............................    9.25

     The Subordinated Debt Agreement contains covenants prohibiting MRYP Newco's
(i) ratio of the sum of total liabilities and preferred stock obligations to gross asset value to exceed 0.80:1, (ii) ratio of unencumbered apartment asset value minus outstanding senior indebtedness to the sum of outstanding subordinated debt obligations plus preferred stock obligations to be 0.30:1 or less and (iii) ratio of EBITDA to fixed charges to be less than 1.15:1 for each fiscal quarter. MRYP Newco may not pay dividends in excess of 90% of its funds available for distribution (defined generally as consolidated net income minus capital expenditures plus depreciation and amortization) for any fiscal year.

     Events of default under the Subordinated Debt Agreement include, among others: failure to pay when due any principal of or interest on any loan, failure to observe or perform covenants contained in the Subordinated Debt Agreement, an event of default under any recourse indebtedness, voluntary or involuntary bankruptcy, a change of control, ceasing to be a publicly traded, registered, reporting company under the Exchange Act or a default under the Preferred Stock Agreement or the Senior Debt Agreement. Upon the occurrence of an event of default all amounts outstanding will become due. If any sale of multifamily real property assets results in MRYP Newco having sold assets in aggregate of more than 30% of the gross asset value of the multifamily real property assets of MRYP Newco in any fiscal year, at the request of EQR, MRYP Newco will pay the net proceeds from such sale to EQR (but in no event greater than the outstanding indebtedness under the Subordinated Debt Agreement).

     Preferred Stock Agreement; Preferred Stock Purchase Agreement. Pursuant to the $5.0 million Preferred Stock Agreement between Merry Land and MRYP Newco, and in partial consideration of the MRYP Newco Properties, MRYP Newco shall issue 5,000 shares of MRYP Newco Preferred with a liquidation preference of $1,000 per share. The terms and conditions with respect to the MRYP Newco Preferred are set forth in the MRYP Newco Preferred Stock Agreement. Pursuant to the Preferred Stock Purchase Agreement, ERP Operating Partnership shall purchase the MRYP Newco Preferred from Merry Land on the day before the Effective Date for a purchase price of $5.0 million. ERP Operating Partnership's obligation to pay the purchase price for the MRYP Newco Preferred shall be evidenced by an unsecured promissory note, bearing interest at 8.0% per annum, maturing on the date that is two years after the note is made. Said note may be prepaid at any time without penalty. If the Merger is not consummated within thirty (30) days after ERP Operating Partnership's purchase of the MRYP Newco Preferred, ERP Operating Partnership will have the right to put the MRYP Newco Preferred back to Merry Land on terms set forth in the Preferred Stock Purchase Agreement. The dividend rate will be:

Years 1-5............................    8.00%      Year 11..............................    9.75%
Year 6...............................    8.25       Year 12..............................    10.50
Year 7...............................    8.50       Year 13..............................    11.50
Year 8...............................    8.75       Year 14..............................    12.75
Year 9...............................    9.00       Year 15..............................    14.25
Year 10..............................    9.25

     The Preferred Stock Agreement contains various affirmative and negative covenants, including MRYP Newco's agreement to deliver quarterly and annual financial information to EQR, as well as any other information provided to shareholders, to maintain its properties and conduct its business as now conducted. MRYP Newco will also agree not to allow (i) its ratio of the sum of total liabilities and preferred stock obligations to gross asset value to exceed 0.80:1, (ii) its ratio of unencumbered apartment asset value minus outstanding senior indebtedness to sum of outstanding subordinated debt obligations plus preferred stock obligations to be more than 0.30:1 and (iii) its ratio of EBITDA to fixed charges for each fiscal quarter to be less than 1.15:1. MRYP Newco also has agreed not to pay dividends to shareholders of MRYP Newco Common in excess of 90% of its funds available for distribution for any fiscal year.

     Events of default under the Preferred Stock Agreement include among others, failure to pay dividends for two consecutive periods, failure to make a redemption, default under any recourse indebtedness, voluntary or involuntary bankruptcy, a change of control, ceasing to be a publicly traded, registered, reporting company under the Exchange Act or a default under the Senior Debt Agreement or the Subordinated Debt Agreement. Upon an event of default under the Preferred Stock Agreement, holders of the MRYP Newco Preferred will have the right to (i) elect enough directors to constitute a majority of the MRYP Newco Board of Directors and (ii) cause MRYP Newco to redeem the MRYP Newco Preferred; provided, however, that no such remedies will be available to any holder of MRYP Newco Preferred to the extent such rights would (a) cause such holder or any entity owned directly or indirectly by such holder to be in violation of Code
Section 856(c)(4) or (b) otherwise cause such holder or entity owned directly or indirectly by such holder to fail to qualify as a REIT under the Code.

     Purchase and Sale Agreement. Pursuant to the Purchase and Sale Agreement, certain of the MRYP Newco Properties may be sold by ERP Operating Partnership to MRYP Newco after the Merger, in lieu of being contributed to MRYP Newco under the Asset Exchange Agreement. The determination of which properties, if any, are to be sold under the Purchase and Sale Agreement will be based upon the allocation in the Agreement and Plan of Merger dated July 8, 1998 between EQR and Merry Land (the "Merger Agreement") of gain attributable to MRYP Newco Properties, which allocation shall be dependent upon the estimated earnings and profits attributable to Merry Land's assets after the Merger.

     Office Lease Agreement. MRYP Newco and ERP Operating Partnership will enter into an Office Lease Agreement pursuant to which ERP Operating Partnership will lease a portion of the MRYP Newco office at 624 Ellis Street in Augusta, Georgia. The term of the lease is three years, with annual rent equal to the amount of all operating expenses attributable to the leased space. ERP Operating Partnership will have the right to lease 250 square feet per employee working in the office, and may not assign the lease to other entities.

8. LEGAL PROCEEDINGS

     None.

9. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

     Prior to the consummation of the Spin-Off, there has been no public market for MRYP Newco Common. An application has been made to have the MRYP Newco Common listed on Nasdaq. There can be no assurance that MRYP Newco will obtain approval for listing such shares. There can also be no assurance that an active trading market for the MRYP Newco Common will develop, or if such market does develop, that it will be sustained. See "Business -- Nasdaq Maintenance Requirements; Possible Delisting of MRYP Newco Common from Nasdaq; Penny Stock Regulations." The market price of the MRYP Newco Common may fluctuate substantially due to a variety of factors, including quarterly fluctuations in results of operations, changes in earnings estimates by securities analysts, changes in accounting principles, sales of MRYP Newco Common by existing holders, negative publicity, loss of key personnel, lack of sustained volume of trading activity, and other factors. In addition, broad market fluctuations and general economic and political conditions may adversely affect the market price of the MRYP Newco Common regardless of MRYP Newco's performance. There can be no assurance as to the value of MRYP Newco Common in the secondary market.

10. RECENT SALES OF UNREGISTERED SECURITIES

     Prior to the Merger, Merry Land will contribute the MRYP Newco Properties and related liabilities to MRYP Newco pursuant to the Asset Exchange Agreement in exchange for the issuance of approximately 2.1 million shares of MRYP Newco Common, the issuance of 5,000 shares of MRYP Newco Preferred and the incurrence of debt under the Senior Debt Agreement and the Subordinated Debt Agreement.

11. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

MRYP NEWCO COMMON LISTING, TRADING AND DIVIDEND POLICY

     MRYP Newco has applied for listing of the MRYP Newco Common on Nasdaq. Initially, MRYP Newco will have approximately 4,500 shareholders of record. There is currently no trading market for MRYP Newco.

     Prices at which MRYP Newco Common trades will be determined by the marketplace and may be influenced by many factors including among others, the depth and liquidity of the market for MRYP Newco Common, investor perception of MRYP Newco and its businesses, MRYP Newco's dividend policy, interest rates, and general economic and market conditions.

     MRYP Newco does not currently contemplate paying dividends on MRYP Newco Common. Earnings from the investments of MRYP Newco are expected to be used by MRYP Newco to finance future acquisitions and investments. The MRYP Newco Board of Directors may determine, in its discretion, to pay dividends on MRYP Newco Common in the future and any such determination will be dependent on MRYP Newco's results of operations, financial condition, contractual restrictions and other factors deemed relevant at the time by MRYP Newco's directors.

CAPITAL STOCK OF MRYP NEWCO

     Common Stock. This summary of certain terms and provisions of MRYP Newco Common does not purport to be complete and is subject to, and qualified in its entirety by reference to, the terms and provisions of the MRYP Newco Articles and By-laws which are filed as exhibits to this Registration Statement.

     MRYP Newco has 5 million shares of MRYP Newco Common authorized and approximately 2.4 million shares are expected to be outstanding upon consummation of the Spin-Off. All outstanding shares of MRYP Newco Common shall be fully paid and nonassessable.

     The transfer agent and registrar for the MRYP Newco Common is First Union National Bank. MRYP Newco Common is expected to be traded on Nasdaq under the symbol "MRYP."

     The holders of MRYP Newco Common are entitled to receive such dividends as are declared by the MRYP Newco Board of Directors, after payment of, or provision for, full cumulative dividends for all outstanding MRYP Newco Preferred. Each share of MRYP Newco Common is entitled to one vote on all matters submitted to a vote of shareholders, including the election of directors. Cumulative voting for directors is not permitted, which means that holders of more than 50% of all of the shares of MRYP Newco Common voting can elect all of the directors if they choose to do so, and, in such event, the holders of the remaining shares of MRYP Newco Common will not be able to elect any directors. Holders of MRYP Newco Common and MRYP Newco Preferred, when outstanding and when entitled to vote, vote as a class, except with respect to matters that relate only to the rights, terms or conditions of the MRYP Newco Preferred, that affect only the holders of the MRYP Newco Preferred, or that relate to the rights of the holders of the MRYP Newco Preferred if MRYP Newco fails to fulfill any of its obligations regarding the MRYP Newco Preferred. Upon any dissolution, liquidation or winding-up of MRYP Newco, the holders of MRYP Newco Common are entitled to receive pro rata all of MRYP Newco's assets and funds remaining after payment of, or provision for, creditors and distribution of, or provision for, preferential amounts and unpaid accumulated dividends to holders of MRYP Newco Preferred. Holders of MRYP Newco Common have no preemptive right to purchase or subscribe for any shares of capital stock of MRYP Newco.

     Preferred Stock. MRYP Newco has 2 million shares of preferred stock authorized. Of those, 5,000 are MRYP Newco Preferred. Upon consummation of the Spin-Off, MRYP Newco will have 5,000 shares of MRYP Newco Preferred outstanding.

     Holders of MRYP Newco Preferred are entitled to receive, when and as declared by the MRYP Newco Board of Directors, out of funds legally available for payment, cumulative cash dividends at the following annual amount per share:

Years 1-5..........................    $80.00       Year 11............................    $ 97.50
Year 6.............................    $82.50       Year 12............................    $105.00
Year 7.............................    $85.00       Year 13............................    $115.00
Year 8.............................    $87.50       Year 14............................    $127.50
Year 9.............................    $90.00       Year 15 and after..................    $142.50
Year 10............................    $92.50

     Dividends will be payable in equal quarterly amounts on January 15, April 15, July 15 and October 15 of each year, or the next business day. Accumulated and unpaid dividends shall bear interest equal to $50 per share per annum.

     The MRYP Newco Preferred will be redeemable at the option of MRYP Newco at any time on or after the Effective Time at a price per share of $1,000, plus accrued and unpaid dividends and interest on unpaid dividends. The MRYP Newco Preferred will be redeemable at the option of the holder thereof on the fifteenth anniversary of the Effective Time or upon the occurrence of an event of default or a change of control. Events of default include non-payment of dividends for two or more dividend periods, failure to observe certain financial covenants, fundamental changes in the company or its business, default on recourse indebtedness of MRYP Newco or the voluntary or involuntary declaration of bankruptcy.

     The holders of MRYP Newco Preferred are entitled to receive in the event of any liquidation, dissolution or winding-up of MRYP Newco, whether voluntary or involuntary, $1,000 per share of MRYP Newco Preferred plus accrued and unpaid dividends to the date of final distribution to such holders, and no more. Except under certain circumstances or except as otherwise from time to time required by applicable law, the holders of MRYP Newco Preferred have no voting rights. If, on the date used to determine holders of record for any annual meeting of stockholders, dividends on the MRYP Newco Preferred have not been paid for two periods and a redemption payment has not been paid, the holders of the MRYP Newco Preferred will have the right to elect such number of directors required to constitute a majority of the MRYP Newco Board of Directors.

12. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The GBCC permits a Georgia corporation to include in its articles of incorporation and the MRYP Newco Articles contain a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (a) any appropriation, in violation of his duties, of any business opportunity of the corporation; (b) acts or omissions which involve intentional misconduct or a knowing violation of law; (c) liabilities of a director for unlawful distributions to shareholders when the director did not prudently perform his duties in good faith in the best interests of the corporation; or (d) any transaction, whether or not involving action in the director's official capacity, from which the director derived a personal benefit that is determined by the corporation (or, if necessary, by the courts) to be improper. Pursuant to the MRYP Newco Articles, MRYP Newco shall indemnify its directors and officers, whether serving MRYP Newco or at its request any other entity, to the full extent required or permitted by the GBCC now in force, including the advance of expenses to the full extent permitted by law. This indemnification and advancement of expenses shall continue to a person who has ceased to a director or officer, unless otherwise provided when a director's or officer's term is terminated.

13. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Merry Land & Investment Company, Inc.:

     We have audited the accompanying combined balance sheets of Merry Land Properties, Inc. (Predecessor) as of December 31, 1997 and 1996 and the related combined statements of income and equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of Merry Land Properties, Inc. (Predecessor) as of December 31, 1997 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

Arthur Andersen LLP

Atlanta, Georgia
August 3, 1998

                   MERRY LAND PROPERTIES, INC. (PREDECESSOR)

                            COMBINED BALANCE SHEETS

                                                              DECEMBER 31,
                                                        -------------------------    JUNE 30,
                                                           1997          1996          1998
                                                           ----          ----        --------
                                                                                    (UNAUDITED)
ASSETS
Real estate assets, at cost:
  Land held for development...........................  $ 6,391,361   $ 5,306,150   $ 6,560,889
  Apartments..........................................   40,377,348    39,626,664    40,548,606
  Commercial rental property..........................    5,220,096     5,044,679     5,422,617
  Furniture and equipment.............................    1,684,030     1,149,155     1,821,121
                                                        -----------   -----------   -----------
     Total cost.......................................   53,672,835    51,126,648    54,353,233
  Accumulated depreciation and depletion..............   11,076,536     9,568,815    11,857,776
                                                        -----------   -----------   -----------
                                                         42,596,299    41,557,833    42,495,457
Cash and cash equivalents.............................           --            --            --
Notes receivable......................................    1,411,727       726,311     1,381,259
                                                        -----------   -----------   -----------
     TOTAL ASSETS.....................................  $44,008,026   $42,284,144   $43,876,716
                                                        ===========   ===========   ===========
LIABILITIES AND EQUITY
LIABILITIES
Accrued liabilities...................................  $   628,766   $   336,685   $   716,059
                                                        -----------   -----------   -----------
     Total liabilities................................      628,766       336,685       716,059
EQUITY................................................   43,379,260    41,947,459    43,160,657
                                                        -----------   -----------   -----------
TOTAL LIABILITIES AND EQUITY..........................  $44,008,026   $42,284,144   $43,876,716
                                                        ===========   ===========   ===========

 The accompanying notes are an integral part of these combined balance sheets.

                   MERRY LAND PROPERTIES, INC. (PREDECESSOR)

                    COMBINED STATEMENTS OF INCOME AND EQUITY

                                       YEARS ENDED DECEMBER 31,           SIX MONTHS ENDED JUNE 30,
                                ---------------------------------------   -------------------------
                                   1997          1996          1995          1998          1997
                                   ----          ----          ----          ----          ----
                                                                                 (UNAUDITED)
REVENUE
Rental income.................  $ 7,783,973   $ 7,531,614   $ 7,260,007   $ 4,006,277   $ 3,862,302
Royalty income................    1,401,363       368,644       435,768       860,581       554,367
Mortgage interest.............       83,816        70,257        71,990        56,073        45,895
                                -----------   -----------   -----------   -----------   -----------
     Total revenue............  $ 9,269,152   $ 7,970,515   $ 7,767,765   $ 4,922,931   $ 4,462,564
                                -----------   -----------   -----------   -----------   -----------
EXPENSES
Rental expense................  $ 2,349,869   $ 2,223,255   $ 2,170,725   $ 1,182,932   $ 1,107,550
Property taxes................      699,677       695,628       687,121       349,839       349,839
Insurance.....................       93,235       101,898        81,919        46,705        46,617
Depreciation..................    1,507,721     1,356,831     1,274,487       781,240       717,408
                                -----------   -----------   -----------   -----------   -----------
     Total expenses...........    4,650,502     4,377,612     4,214,252     2,360,716     2,221,414
                                -----------   -----------   -----------   -----------   -----------
NET INCOME....................  $ 4,618,650   $ 3,592,903   $ 3,553,513   $ 2,562,215   $ 2,241,150
                                -----------   -----------   -----------   -----------   -----------
EQUITY, BEGINNING OF PERIOD...  $41,947,459   $42,864,836   $42,336,657   $43,379,260   $41,947,459
Net distributions to Merry
  Land & Investment Company,
  Inc.........................   (3,186,849)   (4,510,280)   (3,025,334)   (2,780,818)   (1,604,879)
                                -----------   -----------   -----------   -----------   -----------
EQUITY, END OF PERIOD.........  $43,379,260   $41,947,459   $42,864,836   $43,160,657   $42,583,730
                                ===========   ===========   ===========   ===========   ===========

   The accompanying notes are an integral part of these combined statements.

                   MERRY LAND PROPERTIES, INC. (PREDECESSOR)

                       COMBINED STATEMENTS OF CASH FLOWS

                                                  YEARS ENDED DECEMBER 31,           SIX MONTHS ENDED JUNE 30,
                                           ---------------------------------------   -------------------------
                                              1997          1996          1995          1998          1997
                                              ----          ----          ----          ----          ----
                                                                                            (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income...............................  $ 4,618,650   $ 3,592,903   $ 3,553,513   $ 2,562,215   $ 2,241,150
Adjustments to reconcile net income to
  net cash provided by operating
  activities:
  Depreciation Expense...................    1,507,721     1,356,831     1,274,486       781,240       717,408
  Increase (decrease) in taxes payable...        1,385        12,653        (7,929)     (122,313)     (120,929)
  Increase in deferred credits...........      330,696            --            --       220,464       110,233
  Decrease in security deposits..........      (40,000)      (70,010)           --       (10,858)      (20,000)
                                           -----------   -----------   -----------   -----------   -----------
    Net cash provided by operating
      activities.........................    6,418,452     4,892,377     4,820,070     3,430,748     2,927,862
CASH FLOWS FROM INVESTING ACTIVITIES:
Payments received on notes receivable....     (685,416)       25,050        31,103        30,468        16,885
Investment in real estate assets.........   (2,546,187)     (407,147)   (1,825,839)     (680,398)   (1,339,868)
                                           -----------   -----------   -----------   -----------   -----------
    Net cash used in investing
      activities.........................   (3,231,603)     (382,097)   (1,794,736)     (649,930)   (1,322,983)
CASH FLOWS FROM FINANCING ACTIVITIES:
Contributions from Merry Land &
  Investment Company, Inc................    2,546,187       407,147     1,825,839       680,398     1,339,868
Distributions to Merry Land & Investment
  Company, Inc...........................   (5,733,036)   (4,917,427)   (4,851,173)   (3,461,216)   (2,944,747)
                                           -----------   -----------   -----------   -----------   -----------
      Net cash used in financing
         activities......................   (3,186,849)   (4,510,280)   (3,025,334)   (2,780,818)   (1,604,879)
NET INCREASE (DECREASE) IN CASH..........           --            --            --            --            --
CASH AT BEGINNING OF PERIOD..............  $        --   $        --   $        --   $        --   $        --
                                           -----------   -----------   -----------   -----------   -----------
CASH AT END OF PERIOD....................  $        --   $        --   $        --   $        --   $        --
                                           ===========   ===========   ===========   ===========   ===========

   The accompanying notes are an integral part of these combined statements.

                   MERRY LAND PROPERTIES, INC. (PREDECESSOR)

                     NOTES TO COMBINED FINANCIAL STATEMENTS

(1) ORGANIZATION AND BASIS OF PRESENTATION

     On July 8, 1998 Merry Land & Investment Company, Inc. ("Merry Land") announced its intention to merge with Equity Residential Properties Trust ("EQR"). Immediately prior to the merger, Merry Land intends to contribute certain of its assets to Merry Land Properties, Inc. ("MRYP Newco"), a C corporation, that will be formed during November, 1998 and have MRYP Newco assume certain liabilities of Merry Land. Immediately after the contribution of assets to MRYP Newco and immediately before the merger, Merry Land intends to distribute to its common shareholders all the outstanding shares of MRYP Newco owned by Merry Land. The common shareholders of Merry Land will receive one common share of MRYP Newco for each twenty common shares of Merry Land owned.

     The accompanying combined financial statements of the predecessor to MRYP Newco (the "Company") include the assets and liabilities to be contributed and assumed by MRYP Newco from the time the assets and liabilities were acquired or incurred, respectively, by Merry Land. Such financial statements have been prepared using the historical basis of the assets and liabilities and historical results of operations related to the Company's assets.

     The accompanying combined financial statements have been prepared on the accrual basis of accounting. The statements have been prepared in accordance with the applicable rules and regulations of the Securities and Exchange Commission for the preparation of financial statements of subsidiaries to be spun off. In management's opinion, the accompanying combined financial statements include all common and corporate level expenses incurred on behalf of the Company by Merry Land. Management has allocated such expenses based on its best estimate of actual time and effort expended for the benefit of MRYP Newco, and believes such allocation to be reasonable. Additional property management costs have been allocated on a per unit basis. All such allocated costs have been included in "Rental expense" in the accompanying combined statements of income and equity.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Recognition of Income

     The Company leases its apartment properties generally for terms of one year or less. Rental income is recognized when earned. The Company has granted mining rights on certain of its land held for development to third parties in exchange for monthly cash payments. The Company is recognizing such royalty income on a straight-line basis over the life of the related agreements.

Depreciation and Amortization

     Depreciation of buildings and equipment is computed on the straight-line method for financial reporting purposes using the following estimated useful lives:

Apartments..............................................    40-50 years
Land improvements.......................................       50 years
Commercial rental buildings.............................    40-50 years
Furniture, fixtures, equipment and carpet...............     5-15 years
Operating equipment.....................................     3-15 years

     Betterments, renewals and extraordinary repairs that extend the lives of assets are capitalized; other repairs and maintenance are expensed. The Company has adopted Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," which requires that long-lived assets to be held and used be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable and that long-lived assets to be disposed of be measured at the lower of carrying amount or

                   MERRY LAND PROPERTIES, INC. (PREDECESSOR)
             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

net realizable value. The Company has no assets held for sale. The adoption of SFAS No. 121 had no effect on the financial statements.

Use of Estimates

     The preparation of these financial statements required the use of certain estimates by management in determining the Company's assets, liabilities, revenues and expenses. Actual results may differ from the estimates.

Cash and Cash Equivalents

     For purposes of the statements of cash flows, all investments purchased with an original maturity of three months or less are considered cash equivalents.

Income Taxes

     Merry Land has elected to be taxed as a Real Estate Investment Trust ("REIT"). As a REIT, Merry Land does not pay income taxes on distributed income. Accordingly, the financial statements of the Company, reflect no provision for income taxes.

(3) COMMITMENTS AND CONTINGENCIES

     MRYP Newco will adopt and assume Merry Land's ESOP plan. Employer contributions will be made based on a discretionary amount determined by MRYP Newco management. Employer contributions, if any, will be based upon base salaries.

     Concurrent with the formation of MRYP Newco, the 1998 Management Incentive Plan was adopted. Under the plan, 268,818 shares of restricted Common Stock have been issued. Also under the plan, 231,182 additional Common Shares have been reserved for issuance in the form of options, stock appreciation rights, or additional restricted shares.

                          MERRY LAND PROPERTIES, INC.

                    PRO FORMA COMBINED FINANCIAL STATEMENTS

                             BASIS OF PRESENTATION
                                  (UNAUDITED)

     Merry Land Properties, Inc., a Georgia corporation ("MRYP Newco" or the "Company"), was formed in connection with a merger transaction (the "Merger") whereby the multifamily property business of Merry Land & Investment Company, Inc., a Georgia corporation ("Merry Land"), is being acquired by Equity Residential Properties Trust, a Maryland real estate investment trust ("EQR"). Prior to the Merger, Merry Land is contributing certain of its assets, including five apartment properties, four apartment development sites, five commercial properties, six commercial sites and 4,816 acres of undeveloped land (collectively the "MRYP Newco Properties") to MRYP Newco. The contribution of the MRYP Newco Properties and related liabilities to MRYP Newco (the "Contribution") is being made pursuant to an Asset Exchange Agreement between Merry Land and MRYP Newco (the "Asset Exchange Agreement") in exchange for the issuance to Merry Land of approximately 2.1 million shares of common stock, no par value, of MRYP Newco ("MRYP Newco Common"), the issuance to Merry Land of 5,000 shares of preferred stock, Series "A" ($1,000 liquidation value per share; dividend yield of 8% per annum), of MRYP Newco ("MRYP Newco Preferred") and the execution of, and incurrence of approximately $18.3 million and $20.0 million of indebtedness, respectively, under the Senior Term Loan Agreement (1 year maturity; interest at LIBOR plus 2.50%) between Merry Land and MRYP Newco (the "Senior Debt Agreement") and the Senior Subordinated Term Loan Agreement (15 year maturity; interest initially at 8% per annum) between Merry Land and MRYP Newco (the "Subordinated Debt Agreement"). The MRYP Newco Common is being distributed to the holders of shares of common stock, no par value, of Merry Land ("Merry Land Common") prior to the consummation of the Merger (the "Distribution"). EQR's operating partnership, ERP Operating Limited Partnership, an Illinois limited partnership ("ERP Operating Partnership"), has agreed to purchase the 5,000 shares of MRYP Newco Preferred and by virtue of the Merger is becoming the lender under the Senior Debt Agreement and the Subordinated Debt Agreement. MRYP Newco realized no cash proceeds from the indebtedness represented by the Term Loan and the Senior Subordinated Note or from the issuance of the MRYP Newco Preferred, each of which was issued in connection with the contribution of assets to MRYP Newco by Merry Land.

     The unaudited Pro Forma Combined Financial Statements for Merry Land Properties, Inc. have been prepared as if the Merger, Contribution and Distribution had been consummated as of the balance sheet date in the case of balance sheet information, and as of the first day of the fiscal year presented for income statement information. All of the assets and liabilities of the Company which are being transferred to the Company in connection with the Merger, Contribution and Distribution are recorded at their respective historical costs. In the opinion of the Company's management, all adjustments necessary to reflect the effects of these transactions have been made.

     The unaudited Pro Forma Combined Financial Statements are presented for comparative purposes only, and are not necessarily indicative of what the actual financial position or results of operation of the Company would have been; nor does it purport to represent the future financial position or results of operation of the Company. These unaudited Pro Forma Combined Financial Statements should be read in conjunction with, and are qualified in their entirety by, the respective financial statements and notes thereto of Merry Land & Investment Company, Inc. and the Company, incorporated by reference into, and included in, this Registration Statement, respectively.

                           MERRY LAND PROPERTIES INC.

                        PRO FORMA COMBINED BALANCE SHEET
                                 JUNE 30, 1998
                                  (UNAUDITED)

                                                                   PRO FORMA
                                                   HISTORICAL     ADJUSTMENTS             PRO FORMA
                                                   ----------     -----------             ---------
ASSETS
Real estate assets, at cost:
  Land held for development......................  $ 6,560,889    $         --           $  6,560,889
  Apartments.....................................   40,548,606              --             40,548,606
  Commercial rental property.....................    5,422,617              --              5,422,617
  Furniture and equipment........................    1,821,121              --              1,821,121
                                                   -----------    ------------           ------------
       Total cost................................   54,353,233              --             54,353,233
  Accumulated depreciation and depletion.........   11,857,776              --             11,857,776
                                                   -----------    ------------           ------------
                                                    42,495,457              --             42,495,457
Cash and cash equivalents........................           --              --                     --
Accounts receivable..............................           --       2,400,000(A)           2,400,000
Notes receivable.................................    1,381,259              --              1,381,259
Deferred tax asset...............................           --       7,776,639(B)           7,776,639
                                                   -----------    ------------           ------------
       TOTAL ASSETS..............................  $43,876,716    $ 10,176,639           $ 54,053,355
                                                   ===========    ============           ============
LIABILITIES AND STOCKHOLDERS' EQUITY
LIABILITIES
Accrued liabilities..............................  $   716,059    $         --           $    716,059
Deferred revenue.................................                    2,400,000(A)           2,400,000
Term loan........................................           --      18,317,429(C)          18,317,429
Subordinated debt................................           --      20,000,000(C)          20,000,000
                                                   -----------    ------------           ------------
       Total liabilities.........................      716,059      40,717,429             41,433,488
Preferred stock..................................           --       5,000,000(C)           5,000,000
STOCKHOLDERS' EQUITY
Equity...........................................   43,160,657     (43,160,657)(C)                 --
Common Stock, no par value per share, 2,363,515
  shares issued and outstanding..................           --              --                     --
Paid in capital..................................           --       7,776,639(B)          10,119,874
                                                                      (156,772)(C)
                                                                     2,500,007(D)
Unamortized compensation element of restricted
  stock..........................................           --      (2,500,007)(D)         (2,500,007)
                                                   -----------    ------------           ------------
       Total stockholders' equity................   43,160,657     (35,540,790)             7,619,867
                                                   -----------    ------------           ------------
       TOTAL LIABILITIES AND STOCKHOLDERS'
          EQUITY.................................  $43,876,716    $ 10,176,639           $ 54,053,355
                                                   ===========    ============           ============

 The accompanying notes are an integral part of this pro forma combined balance sheet.

                          MERRY LAND PROPERTIES, INC.

                   NOTES TO PRO FORMA COMBINED BALANCE SHEET
                                 JUNE 30, 1998
                                  (UNAUDITED)

(A) Represents a one-time fee to be paid by ERP in exchange for the Company's assistance in the transition of the operations for a period estimated to be 6 months following the Merger in the areas of personnel, capital projects and other matters.

(B) Represents deferred income tax adjustment resulting from the difference between the tax basis and book value of the contributed real estate assets.

(C) Represents the contribution of net assets to the Company and the issuance of a $18.3 million term loan bearing interest at LIBOR plus 2.5% per annum, the issuance of $20.0 million subordinated debt bearing interest initially at 8% per annum, and the issuance of $5.0 million in preferred stock bearing an initial dividend yield of 8% per annum in connection with the Contribution and immediately prior to the Distribution.

(D) Represents the issuance of 268,818 shares of restricted stock pursuant to the 1998 Management Incentive Plan at an assumed issuance price of $9.30 per share.

                          MERRY LAND PROPERTIES, INC.

                      PRO FORMA COMBINED INCOME STATEMENT
                          YEAR ENDED DECEMBER 31, 1997
                                  (UNAUDITED)

                                                                    PRO FORMA
                                                  HISTORICAL       ADJUSTMENTS        PRO FORMA
                                                  ----------       -----------        ---------
REVENUE
Rental income...................................  $7,783,973       $        --       $ 7,783,973
Royalty income..................................   1,401,363                --         1,401,363
Development fees................................          --           364,980(A)        364,980
Property management fees........................          --           268,431(B)        268,431
Mortgage interest...............................      83,816                --            83,816
                                                  ----------       -----------       -----------
     Total revenue..............................  $9,269,152       $   633,411       $ 9,902,563
                                                  ----------       -----------       -----------
EXPENSES
Rental expense..................................  $2,349,869       $        --       $ 2,349,869
General & administrative........................          --         1,827,000(C)      1,827,000
Interest expense................................          --         3,494,372(D)      3,494,372
Property taxes..................................     699,677                --           699,677
Insurance.......................................      93,235                --            93,235
Depreciation....................................   1,507,721                --         1,507,721
                                                  ----------       -----------       -----------
     Total expenses.............................  $4,650,502       $ 5,321,372       $ 9,971,874
                                                  ----------       -----------       -----------
INCOME (LOSS) BEFORE TAXES......................  $4,618,650       $(4,687,961)      $   (69,311)
                                                                   ===========
Provision for income taxes......................          --                             125,662(E)
                                                                                     -----------
NET INCOME (LOSS)...............................   4,618,650                            (194,973)
                                                  ==========                         ===========
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING......                                       1,923,475(F)
                                                                                     ===========
NET LOSS PER SHARE -- BASIC AND DILUTED.........                                     $     (0.10)
                                                                                     ===========
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING
  GIVING EFFECT TO THE TREATMENT OF THE
  PREFERRED STOCK AND DEBT ISSUANCES AS A
  PREFERENTIAL DISTRIBUTION.....................                                       6,581,263(G)
                                                                                     ===========
NET LOSS PER SHARE -- BASIC AND DILUTED --GIVING
  EFFECT TO THE TREATMENT OF THE PREFERRED STOCK
  AND DEBT ISSUANCES AS A PREFERENTIAL
  DISTRIBUTION..................................                                     $     (0.03)(G)
                                                                                     ===========

     The accompanying notes are an integral part of this pro forma combined statement.

                          MERRY LAND PROPERTIES, INC.

                      PRO FORMA COMBINED INCOME STATEMENT
                         SIX MONTHS ENDED JUNE 30, 1998
                                  (UNAUDITED)

                                                                    PRO FORMA
                                                      HISTORICAL   ADJUSTMENTS       PRO FORMA
                                                      ----------   -----------       ---------
REVENUE
Rental income.......................................  $4,006,277   $        --       $4,006,277
Royalty income......................................     860,581            --          860,581
Development fees....................................          --       532,242(A)       532,242
Property management fees............................          --       184,965(B)       184,965
Mortgage interest...................................      56,073            --           56,073
                                                      ----------   -----------       ----------
     Total revenue..................................  $4,922,931   $   717,207       $5,640,138
                                                      ----------   -----------       ----------
EXPENSES
Rental expense......................................  $1,182,932   $        --       $1,182,932
General & administrative............................          --       913,500(C)       913,500
Interest expense....................................          --     1,747,127(D)     1,747,127
Property taxes......................................     349,839            --          349,839
Insurance...........................................      46,705            --           46,705
Depreciation........................................     781,240            --          781,240
                                                      ----------   -----------       ----------
     Total expenses.................................  $2,360,716   $ 2,660,627       $5,021,343
                                                      ----------   -----------       ----------
INCOME BEFORE TAXES.................................  $2,562,215   $(1,943,420)      $  618,795
                                                                   ===========
Provision for income taxes..........................          --                        311,142(E)
                                                                                     ----------
NET INCOME..........................................   2,562,215                        307,653
                                                      ==========                     ==========
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING..........                                  2,075,064(F)
                                                                                     ==========
NET INCOME PER SHARE -- BASIC AND
  DILUTED...........................................                                 $     0.15
                                                                                     ==========
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING GIVING
  EFFECT TO THE TREATMENT OF THE PREFERRED STOCK AND
  DEBT ISSUANCES AS A PREFERENTIAL DISTRIBUTION.....                                  6,732,852(G)
                                                                                     ==========
NET INCOME PER SHARE -- BASIC AND DILUTED -- GIVING
  EFFECT TO THE TREATMENT OF THE PREFERRED STOCK AND
  DEBT ISSUANCES AS A PREFERENTIAL DISTRIBUTION.....                                 $     0.05(G)
                                                                                     ==========

     The accompanying notes are an integral part of this pro forma combined statement.

                          MERRY LAND PROPERTIES, INC.

                 NOTES TO PRO FORMA COMBINED INCOME STATEMENTS
                    FOR THE YEAR ENDED DECEMBER 31, 1997 AND
                       THE SIX MONTHS ENDED JUNE 30, 1998
                                  (UNAUDITED)

(A) Represents development fee income for the periods presented for management services provided for the five properties under development that are being acquired by Equity Residential Properties Operating Partnership ("ERP"). The fee is based on 3% of the total development cost incurred during the periods.

(B) Represents property management fee income on the six properties for the periods presented that will be managed by the Company and held by a joint venture. Also includes the property management fee income for any of the five properties under development which had apartment units placed in service during that period. The fee is based on 4% of gross revenues from the properties.

(C) Represents the estimated general and administrative costs of the Company for the period presented, composed primarily as follows:

                                                      YEAR ENDED       6 MONTHS ENDED
                                                   DECEMBER 31, 1997   JUNE 30, 1998
                                                   -----------------   --------------
Employee salaries and bonuses....................     $1,127,000          $563,500
Employee benefits................................        250,000           125,000
Office expense...................................        100,000            50,000
Professional fees................................         50,000            25,000
Shareholder relations............................        150,000            75,000
Travel...........................................         50,000            25,000
Other............................................        100,000            50,000
                                                      ----------          --------
                                                      $1,827,000          $913,500
                                                      ==========          ========

(D) Represents interest expense on the $18.3 million term debt from ERP, at LIBOR plus 2.5% (8.1582%), interest expense on the $20 million subordinated debt from ERP, initially at 8.0%, and the initial 8% dividend on the $5 million in preferred stock, to be issued in connection with the Merger, Contribution, and Distribution. It is the Company's intention to repay or refinance all escalating rate debt prior to its 15 year maturity. The Company currently estimates such debt would be repaid before the eighth year. For financial statement purposes, the preferred stock is not included in equity since it has a fixed maturity of 15 years. Accordingly, the related preferred dividends have not been reflected as dividends on the accompanying combined income statements, and instead are reflected as interest expense.

(E) Represents the provision for federal and state income taxes at a combined rate of 38%.

(F) Represents the weighted average shares of the Company to be issued in connection with the Distribution.

(G) Represents weighted average Common Shares outstanding and net loss (income) per share giving effect to the treatment of the issuances of the preferred stock and term and subordinated debt as if such issuances were a preferential distribution in accordance with the SEC's Staff Accounting Bulletin 1.B.3. The number of shares which were assumed to be issued were based on an assumed price of $9.30 per share.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Merry Land Properties, Inc.

We have audited the accompanying balance sheet of Merry Land Properties, Inc. as of September 3, 1998. This balance sheet is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit of this financial statement in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of Merry Land Properties, Inc. as of September 3, 1998 in conformity with generally accepted accounting principles.

ARTHUR ANDERSEN LLP

Atlanta, Georgia
September 3, 1998

                          MERRY LAND PROPERTIES, INC.

                                 BALANCE SHEET
                               SEPTEMBER 3, 1998

                              ASSETS
Cash........................................................  $100
                                                              ----
     Total assets...........................................  $100
                                                              ====
                       SHAREHOLDERS' EQUITY
Common shares, no par value, 5,000,000 shares authorized,
  100 shares issued and outstanding.........................  $  0
Paid-in capital.............................................  $100
Preferred shares, no par value, 2,000,000 shares authorized, no shares issued or outstanding...........................  $  0
                                                              ----
     Total shareholders' equity.............................  $100
                                                              ====

       The accompanying notes are an integral part of this balance sheet.

                          MERRY LAND PROPERTIES, INC.

                             NOTES TO BALANCE SHEET

(1) ORGANIZATION AND BASIS OF PRESENTATION

     On July 8, 1998 Merry Land & Investment Company, Inc. ("Merry Land") announced its intention to merge with Equity Residential Properties Trust ("EQR"). Immediately prior to the merger, Merry Land intends to contribute certain of its assets to Merry Land Properties, Inc. ("MRYP Newco"), a Georgia C corporation incorporated on September 3, 1998 and have MRYP Newco assume certain liabilities of Merry Land. Immediately after the contribution of assets to MRYP Newco and immediately before the merger, Merry Land intends to distribute to its common shareholders all the outstanding shares of MRYP Newco owned by Merry Land. The common shareholders of Merry Land will receive one common share of MRYP Newco for each twenty common shares of Merry Land owned.

(2) COMMITMENTS AND CONTINGENCIES

     MRYP Newco will adopt and assume Merry Land's ESOP plan. Employer contributions will be made based on a discretionary amount determined by MRYP Newco management. Employer contributions, if any, will be based upon base salaries.

     Concurrent with the formation of MRYP Newco, the 1998 Management Incentive Plan was adopted. Under the plan, 268,818 shares of restricted Common Stock will be issued. Also under the plan, 231,182 additional Common Shares have been reserved for issuance in the form of options, stock appreciation rights, or additional restricted shares.

14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

     None.

                                    GLOSSARY

     The following list of capitalized terms used in this Joint Proxy Statement/Prospectus are defined as follows: See Summary, Page 1 for definition of the principals involved in the Transaction.

     "1998 Management Incentive Plan" means MRYP Newco's 1998 Management Incentive Plan.

     "Asset Exchange Agreement" means the Asset Exchange Agreement by and between Merry Land and MRYP Newco.

     "Closing Date" means the third business day after the satisfaction or waiver of the conditions set forth in the Merger Agreement.

     "Code" means the Internal Revenue Code of 1986, as amended.

     "Contribution" means that Merry Land has agreed, prior to the Merger, subject to certain conditions, to contribute certain of its assets to its subsidiary MRYP Newco in exchange for MRYP Newco Common.

     "Development Agreement" means the Development Agreement to be entered into by and between ERP Operating Partnership and MRYP Newco pursuant to the Merger.

     "Distribution" means the distribution prior by Merry Land, prior to the Merger, to Merry Land Common Shareholders, on a pro rata basis, all of the MRYP Newco Common owned by Merry Land.

     "Distribution Agent" means First Union National Bank.

     "Distribution Amount" means the amount of the Distribution.

     "Distribution Date" means the day the Distribution is made.

     "EBITDA" means earnings before interest, taxes, depreciation and amortization.

     "Effective Time" means the consummation of the Merger.

     "EQR" means Equity Residential Properties Trust, a Maryland real estate investment trust.

     "ERP Operating Partnership" means ERP Operating Limited Partnership, an Illinois limited partnership.

     "EPA" means the U.S. Environmental Protection Agency.

     "Exchange Act" means the Securities Exchange Act of 1934, as amended.

     "GBCC" means the Georgia Business Corporation Code, as amended.

     "Joint Venture Agreement" means the Joint Venture Agreement between MRYP Newco and ERP Operating Partnership.

     "Joint Venture Entity" means the limited liability company of which ERP Operating Partnership and MRYP Newco will be the sole members.

     "Merger" means the acquisition of the multifamily property business of Merry Land by EQR through a tax-free merger.

     "Merger Agreement" means the Agreement and Plan of Merger between EQR and Merry Land dated July 8, 1998 as amended, by the First Amendment to the Merger Agreement dated September 4, 1998.

     "Merry Land" means Merry Land & Investment Company, Inc., a Georgia corporation.

     "Merry Land Common" means shares of common stock, without par value, of Merry Land.

     "Merry Land Common Shareholders" means holders of Merry Land Common.

     "MRYP Newco" means Merry Land Properties, Inc.

     "MRYP Newco Articles" means the Articles of Incorporation of MRYP Newco.

     "MRYP Newco Board of Directors" means the Board of Directors of MRYP Newco.

     "MRYP Newco Bylaws" means the Bylaws of MRYP Newco.

     "MRYP Newco Common" means shares of common stock, no par value, of MRYP Newco.

     "MRYP Newco Preferred" means MRYP Newco's Series "A" Preferred Stock, no par value.

     "MRYP Newco Properties" means five apartment properties with 1,004 units, four apartment development sites with a total of 84 acres, five commercial properties with 172,415 square feet, six commercial sites with 46 acres and 4,816 acres of undeveloped land, collectively.

     "Nasdaq" means the Nasdaq SmallCap Market.

     "NPL" means the Federal National Priorities List.

     "Office Lease Agreement" means the Office Lease Agreement between MRYP Newco and ERP Operating Partnership.

     "Option Agreement" means the Option Agreement and Right of First/Last Offer Agreement between MRYP Newco and ERP Operating Partnership.

     "Preferred Stock Agreement" means the $5.0 million Preferred Stock Agreement between Merry Land and MRYP Newco.

     "Priority Return" means a priority return on EQR's adjusted investment in the Joint Venture Entity.

     "Purchase and Sale Agreement" means the Purchase and Sale Agreement between ERP Operating Partnership and MRYP Newco to be entered into following the Merger.

     "Registration Statement" means the registration statement on Form 10 filed by MRYP Newco.

     "REIT" means a real estate investment trust, as such term is defined in the Code.

     "Restricted Stock Grant" means a restricted grant of shares of MRYP Newco Common pursuant to the 1998 Management Incentive Plan.

     "SARs" means share appreciation rights in connection with the 1998 Management Incentive Plan.

     "SEC" means the Securities and Exchange Commission.

     "Secretary" means the Secretary of State of Georgia.

     "Securities Act" means the Securities Act of 1933, as amended.

     "Senior Debt Agreement" means the one-year, non-revolving Senior Term Loan Agreement by and between Merry Land and MRYP Newco.

     "Spin-Off" means the Contribution, Distribution and certain financial and business arrangements an affiliate of EQR will enter into with MRYP Newco.

     "Subordinated Debt Agreement" means the fifteen year, non-revolving Senior Subordinated Term Loan Agreement between Merry Land and MRYP Newco.

     "Subordinated Note" means the Subordinated Note to be entered into by and between Merry Land and MRYP Newco immediately prior to the Merger.

     "Term Loan" means the Term Loan to be entered into by and between Merry Land and MRYP Newco immediately prior to the Merger.

15. FINANCIAL STATEMENTS AND EXHIBITS

     (a) HISTORICAL (PREDECESSOR)

          Report of Independent Public Accountants

          Combined Balance Sheets as of June 30, 1998 (Unaudited) and December 31, 1997 and 1996

          Combined Statements of Income and Equity for the six months ended June 30, 1998 and 1997 (Unaudited) and for the years ended December 31, 1997, 1996 and 1995

          Combined Statements of Cash Flows for the six months ended June 30, 1998 and 1997 (Unaudited) and for the years ended December 31, 1997, 1996 and 1995

          Notes to Combined Financial Statements

          PRO FORMA

          Pro Forma Combined Financial Statements Basis of Presentation (Unaudited)

          Pro Forma Combined Balance Sheet as of June 30, 1998 (Unaudited)

          Notes to Pro Forma Combined Balance Sheet as of June 30, 1998 (Unaudited)

          Pro Forma Combined Income Statement for the year ended December 31, 1997 (Unaudited)

          Pro Forma Combined Income Statement for the six months ended June 30, 1998 (Unaudited)

          Notes to Pro Forma Combined Income Statements for the year ended December 31, 1997 and the six months ended June 30, 1998 (Unaudited)

          HISTORICAL

          Report of Independent Public Accountants

          Balance Sheet as of September 3, 1998

          Notes to Balance Sheet

     (b) See Exhibits listed below.

EXHIBIT
  NO.                              DESCRIPTION
-------                            -----------
  3.1      Form of Articles of Incorporation of Merry Land Properties,
           Inc. (the "Company")*
  3.2      Form of By-laws of the Company.*
  4.1      Specimen certificate for common stock, $.01 par value per
           share of the Company*
 10.1      Equity Residential Properties Trust Registration Statement
           on Form S-4/A (excluding exhibits thereto), as filed with
           the Securities and Exchange Commission on September 4, 1998
           (SEC File No. 333-61449)*
 10.2      Agreement and Plan of Merger between Equity Residential
           Properties Trust and Merry Land Investment Company, Inc.
           dated as of July 8, 1998 (Included as Appendix A to Exhibit
           10.1)*
 10.3      Form of 1998 Management Incentive Plan of the Company
           (Included as Appendix F to Exhibit 10.1)*
 21.1      Subsidiaries of the Registrant.*
 27.1      Financial Data Schedule, twelve months ended December 31,
           1997.*
 27.2      Financial Data Schedule, six months ended June 30, 1998.*

-------------------------
* Previously filed.

                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          MERRY LAND PROPERTIES, INC.

                                          By: /s/ MICHAEL N. THOMPSON
                                            ------------------------------------
                                            President and Chief Operating
                                              Officer

Dated: October 13, 1998